Exhibit 99.1

São Francisco Mine

Serra da Borda Mineração e Metalurgia

SBMM

NI 43-101 Technical Report

Yamana Gold Inc & NCL Consultants.

São Paulo, February, 2008

TABLE OF CONTENTS

Table Of contents		2
Index of Figures		4
INDEX OF TABLES		5
1.0	SUMMARY	7
1.1	General	7
1.2	Project Description	10
2.0	INTRODUCTION AND TERMS OF REFERENCE	21
2.1	Units and Currency	21
3.	RELIANCE ON EXPERTS	22
3.1	Disclaimer	25
4.0	PROPERTY DESCRIPTION AND LOCATION	26
4.1	Location	26
4.2	Property Description	26
5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	30
5.1	Access	30
5.2	Climate	30
5.3	Local Resources	30
5.4	Infrastructure	31
5.5	Physiography	31
6.0	HISTORY	33
7.0	GEOLOGICAL SETTING	35
7.1	Regional Geology	35
7.2	Local Geology	38
7.3	Alteration	39
8.0	DEPOSIT TYPE	40
9.0	MINERALIZATION	41
9.1	Mineralization – Pre-2003 Exploration Programs	41
9.2	Mineralization – 2003 & 2004 Drilling Programs	44
9.3.	Mineralization – 2005, 2006 & 2007 Drilling Programs	45
10.0	EXPLORATION	46
10.1	Pre-2003 Exploration	46
10.2	2003 – 2007 Exploration	48
11.0	DRILLING	52

12.0	SAMPLING METHODS AND APPROACHES	55
12.1	Pre-2003 Programs Sampling Method and Approach	55
12.2	2003-2004 Program Sampling Method and Approach	57
13.0	SAMPLE PREPARATION, ANALYSIS AND SECURITY	60
13.1	Security of Samples	62
14.0	DATA VERIFICATION	63
14.1	Database Quality Assurance / Quality Control (QA/QC)	64
15.0	ADJACENT PROPERTIES	67
16.0	MINERAL PROCESSING & METALLURGY	68
16.1	Processing	68
17.0	MINERAL RESOURCES/RESERVES	73
17.1 Mineral Resources		73
17.1.1	Software Used	73
17.1.2.	Database	73
17.1.3	Geologic Modeling	75
17.1.3.1	Criteria used in the geologic interpretation	75
17.1.3.2	Geological Model Update	77
17.1.4	Specific Gravity	77
17.1.5	Selection of Representative Samples for Estimations	78
17.1.6	Composite Samples	79
17.1.7	Contact Analysis for the Composite Samples	81
17.1.8	Class Definition for Multiple Indicator Kriging (MIK)	81
17.1.9	Block Model Parameters	83
17.1.10	Variography	84
17.1.11	Outlier Analysis	86
17.1.12	Multiple Indicator Kriging (MIK)	87
17.1.13	Multiple Indicator Kriging Plans	88
17.1.14	MINERAL RESOURCES CLASSIFICATION	89
17.1.15	Block Model Construction	89
17.1.16	Model Factoring	91
17.1.16.1	Description of the problem	91
17.1.16.2	Reductor	94
17.1.17	Model Validation	95
17.1.18	Results	95
17.2	MINERAL RESERVE ESTIMATES	99

17.2.1	Comments on Mineral Resources Model	99
17.2.2	Key Findings and Limitations of the Model	101
17.2.3	Upside Potential and Risk Areas	103
17.2.3	Recommendations on Mineral Reserves Estimates	104
17.2.4	Mineral Reserve Declaration	105
17.2.5	Pit and Mining Phase Design	106
17.2.6	Mine Production Schedule	107
17.2.7	Mineral Reserve Results	107
17.2.8	Mineral Reserve Details	108
17.2.9	Reconciliation in 2007	110
17.2.10	Sensitivity Analysis to the Gold Price	113
18.	OTHER RELEVANT DATA AND INFORMATION	114
19.	INTERPRETATIONS AND CONCLUSIONS	114
20.	RECOMMENDATIONS	115
21.0	REFERENCES	117
22.0	ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT
PROPERTIES AND PRODUCTION PROPERTIES		118
23.0	CERTIFICATE OF THE AUTORS	122
23.1	MINERAL RESORUCES CERTIFICATE OF THE AUTOR	122
23.2	MINERAL RESERVES CERTIFICATE OF THE AUTOR	124

INDEX OF FIGURES

Figure 1-1: Yamana Gold, Inc. Operations and Projects.	9
Figure 4-1: Location of São Francisco Mine.	28
Figure 4-2: São Francisco Mine and Yamana related Tenements.	29
Figure 7-1: Regional Geology of Aguapeí Group and São Franscisco mine context.	36
Figure 7-2: Stratigraphy of São Francisco Mine Deposit.	37
Figure 9-1: Cross Section of the Orebody.	43
Figure 10-1: São Francisco Mine Drilling status.	47
Figure 14-1: Graph showing the distribution of Blank samples.	65
Figure 14-2: Results from Standard G398-3.	65
Figure 14-3: Results from Standard G996-7C.	66

Figure 14-4: Results from Standard G997-1.	66
Figure 14-5: Results from Standard G998-6.	67
Figure 16-1: SBMM Drawing 5559-200, general process flowsheet.	70
Figure 17-1: Histograms of the composites, separated by mineralized zones.	80
Figure 17-2: Contact Analysis for LGZ and HGZ.	81
Figure 17-3: Points from Varmap with ellipsoid adjusted. View to Az 340[o]	84
Figure 17-4: Model comparison at a monthly basis	92
Figure 17-5: PP Graph, Bulk samples x Core samples HIGH population	94
Figure 17-6: Flowchart showing the Resources Calculation Methodology.	98
Figure 17-7: Gold Price chart from 2000 to March 2008 (price close to US$1000).	102
Figure 17-8: Drill holes and current pit optimization for US$575 Gold Price.	108
Figure 17-9: Gold in ounces versus Gold Price.	113

INDEX OF TABLES

Table 4-1: Prior, Installation and Operations Licenses for São Francisco Mine.	27
Table 11-1: Drilling Summary.	54
Table 14-1: Standards used by Yamana to check 2007 Drilling Campaign results.	64
Table 16-3: Metallurgical Design Criteria.	71
Table 16-4: Metallurgical Actual Criteria.	71
Table 16-5: Predicted Field Recoveries.	72
Table 16-6: Current Production Recoveries.	72
Table 17-1: Sample Data Base.	74
Table 17-2: Codes in the drillhole logging.	74
Table 17-3: Mean of Densities according to metallurgical zones.	77
Table 17-4: Adopted values of Specific Gravity for the block modeling.	77
Table 17-5: Basic Statistics of Samples inside the mineralized zones.	78
Table 17-6: Basic Statistics of Composites inside the mineralized zones.	79

Table 17-7: Indicator Classes and Class Mean, Haz-Low Domain.	82
Table 17-8: Indicator Classes and Class Mean, Haz-HIGH Domain.	82
Table 17-9: Indicator Classes and Class Mean, SAP Domain.	82
Table 17-10: Zone Codes in the Block model.	83
Table 17-11: Block model parameters.	83
Table 17-12: Variogram parameters LOW HAZ.	85
Table 17-13: Variogram parameters HIGH HAZ.	85
Table 17-14: Variogram parameters Saprolite.	86
Table 17-15: Multiple indicator Kriging parameters.	88
Table17-16: Classification parameters.	89
Table 17-17: Meaning of the field CAT in the block model.	89
Table 17-18: Meaning of the field MET in the block model.	90
Table 17-19: Reconciliation: Model not factored x production.	92
Table 17-20: Grade/tonnage per cut-off table.	96
Table 17-21: Mineral Resource Table - Sao Francisco (Including Mineral Reserves).	97
Table 17-22: Open Pit Design Parameters.	106
Table 17-23: Current Operations Base Case Floating Cone Parameters.	107
Table 17-24: Mineral Reserve Estimates.	108
Table 17-25: Mine Production Schedule.	109
Table 17-26: GLO reconciliation of models (long and short terms) and MCF’s with metallurgical plant results.	111
Table 17-27: DLO reconciliation of models (long and short terms) and MCF’s with metallurgical plant results.	112
Table 22-1: Gold Produced by the GLO and DLO metallurgical treatment circuits.	119
Table 22-2: Net earnings and all the main assumptions for the economic results.	120
Table 22-3: Cash flow statement and NPV after 5% and 7.5% Discount rates.	121

1.0                               SUMMARY

1.1                               General

The São Francisco Mine is located in the State of Mato Grosso, Brazil, near the Bolivian border, about 560 kilometers to the west of the capital city of Cuiabá, is producing since 2005-2006 as an open-pit mining operation with heap leach gold mine combined with a gravity concentration circuit as metallurgical processes.

Yamana Gold Inc. (“Yamana” or YGI) owns the Mining Rights to São Francisco. In 2003 Yamana (YRI-TSE, AUY-NYSE, YAU-LSE) of Toronto, Ontario, Canada, acquired several properties from Santa Elina Mines Corporation (“Santa Elina” or SEDM), including São Francisco.

Figure 1-1 presents actual Yamana Gold Inc. operations and properties under project development.

SEDM contracted Kappes, Cassiday & Associates (KCA) of Reno, Nevada, USA to complete a Feasibility Study for the Project, as well to prepare a National Instrument 43- 101 Technical Report (“NI 43-101”), required by Canadian securities commissions..

Currently, São Francisco Mine Operation is being running since 2006 as a Comercial Gold Producer with the name of “Serra da Borda Mineração e Metalurgia” (SBMM).

The actual presented report is performed by Yamana Gold Inc. and is an update of Mineral Resources, Mineral Reserves, Mining and Metallurgy for the NI-43-101 2008 purposes.

There were several groups that participated in the Feasibility Study, and subsequently in this Technical Report, these groups include the following:

•                  KCA

•                  SEDM

•                  GeoSystems International (GSI)

•                  Independent Mining Consultants (IMC)

•                  Golder & Associates

•                  SEI Consultoria & Projeto S/C Ltda

•                  NCL Consultants (NCL)

•                  Yamana Gold Inc. (YGI)

During the Feasibility study and subsequently NI 43-101 Technical Report KCA assembled the entire report with various sections written by the participating groups.

For this report, the main institutions responsible for the technical and operational updates performed are NCL Consultants, also participation of YGI São Francisco Mine professionals and Yamana Technical Services Vice Presidency.

Watts, Griffis and McOuat Limited (“WGM”) compiled a Preliminary Feasibility Study dated 4 July 2003 on three properties controlled by Yamana including São Francisco. WGM’s Study is filed on “Sedar”, dated 9 July 2003, under Yamana’s public documents. Various sections from this Study were either used or referenced in this Report.

Figure 1-1: Yamana Gold, Inc. Operations and Projects.

The Certificates for these individuals are presented at the end of this Report.

The Qualified Persons per NI 43-101 for the 2008 Technical Report are summarized as follows:

Exploration and Sampling (NCL):

Rodrigo de Brito Mello (BSc Geologist, Geostatistician, 22 Years of Experience)

Geology and Mineral Resources (NCL):

Rodrigo de Brito Mello (BSc Geologist, Geostatistician, 22 Years of Experience)

Mineral Reserve and Mine Operations (YGI):

Evandro Cintra (PhD Geologist, Vice President, 20 Years of Experience);

Renato Aurélio Petter (Mining Engineer, Director, 23 Years of Experience);

Alessandro H. M. Silva (MSc Geologist, Geostatistician, Manager, 9 Years of Experience);

Luiz Eduardo Campos Pignatari (Mining Engineer, Operations Manager, 25 Years of Experience),

Emanuel Viegas (Geologist, Project Manager, 25 Years of Experience),

Processing, Metallurgy and Economic Analysis:

Renato Aurélio Petter (Mining Engineer, Director, 23 Years of Experience);

Luiz Eduardo Campos Pignatari (Mining Engineer, Operations Manager, 25 Years of Experience),

Emanuel Viegas (Geologist, Operations Manager, 25 Years of Experience),

1.2                               Project Description

Miscellaneous. The São Francisco Project consists of four contiguous Exploration Permits totaling some 35,446.02 hectares. A license for construction has been granted for the Project and Operations.

Access to the site is by road or by chartered flight from Cuiabá. Cuiabá is serviced by several daily commercial flights from several major Brazilian cities.

The climate of the area is tropical to semi-tropical with hot, rainy summers and dry winters. The wet season generally starts in October and continues through to March.

The physiography of the Project is characterized by a north-south striking mountain range that follows the Brazil-Bolivia border. In the vicinity of the Project, the range is approximately 800 meters in elevation and 20 kilometers in width and forms a prominent eastward facing escarpment.

Infrastructure. Available infrastructure for São Francisco is limited. There is no national power service currently available. There was a previous mining operation owned by Santa Elina at São Vicente, which is about 58 kilometers by dirt road from São Francisco, which used diesel-powered generators. São Vicente has some basic facilities such as homes, dormitories, a laboratory, pilot plant, maintenance garage, and school, which were left over from the previous mining operation. The town of Pontes e Lacerda with a population of some 40,000 inhabitants is the closest full service community and is approximately 125 kilometers by road from São Vicente.

Water for the São Francisco Project will be from dams constructed on Casarão Creek and on Longa Vida Creek. Water use permits for the Casarão and Cabeceiras Creeks are included in the São Francisco construction license. An extension of the existing permits has been requested for the Longa Vida Creek.

History. Gold was first discovered in the area in the 1700’s and mining at São Francisco began in the early years of the 17th century. Some 60 to 70 tonnes of gold were reportedly produced from 1720 to 1830.

Garimpeiros began mining in the area in the mid 1970’s. Santa Elina had begun acquiring mineral concessions in 1977. In 1983, Santa Elina started a placer operation at São Vicente, followed by a flotation and gravity concentration operation from 1995 to 1997. A total of some 186,810 ounces of gold were reportedly produced by these two operations. The São Vicente operation was shut down in 1997 due to high operating costs.

Santa Elina and Echo Bay carried out additional exploration of the area that included detailed drilling, followed by mineral resource/reserve estimates and associated pre-feasibility studies in 1996 and 1997. In 2002, Santa Elina re-examined the studies and reduced the costs significantly, mainly due to currency devaluation.

In 2003, WGM conducted a review of the property and produced a Preliminary Feasibility Study. Also late in 2003, a diamond drill program was started with the main objective of verifying the continuity of deep high-grade zones, which were encountered by previous drilling programs at São Francisco.

In 2004, a shaft and three trenches were excavated to obtain bulk samples for metallurgical testing, including large column tests and pilot-plant sized gravity concentration tests. Data from the bulk samples were also compared to drill hole data to determine the effect of coarse gold on the average grade of the deposit.

Operations by Yamana started in 2006, for industrial production of approximately 150 koz of Gold per annum. Information from the past two years of production are incorporated into the mineral resources and ore reserves figures. Also the actual parameters of metallurgy, process, mining operations as well the economic valuation update are presented in this report.

Geology. “The regional geological setting for the São Vicente mine, the São Francisco project and the numerous gold occurrences that comprise the Santa Elina gold belt is the Aguapei Mobile and Mafic Arc Belt. This major “crustal scale shear zone” separates the Archean Amazon Craton from the Proterozoic Paragua Craton. The belt extends for more than 600 kilometers in a north-northwest direction and is characterized by a prominent mountain ranged composed of a 1,200-meter thick sequence of Proterozoic clastic sediments know as the Aguapei Group and is the host of the gold mineralization. The Aguapei Group is a sequence of texturally and mineralogically supermature sediments and overlies the central part of the Amazon Craton (Brazilian Precambrian Shield) unconformably. Southward along the belt, the lower part of the Aguapeí Group contains interbedded volcanic units, basic sills and dykes.

“Structurally, the Aguapei Group have been subjected to northwest-southeast compressional forces that folded the eastern edge into broad, to tightly folded, anticlinal- synclinal sequences paralleling the axis of the mobile belt. Faulting, fracturing and shearing have also developed parallel to and across this fold axis.

“The known bedrock gold occurrences in Mato Grosso state are separated into two districts: the São Vicente/Borda district, the northern district, and the Pontes e Lacerda district, the southern district (south from São Francisco).”

The São Francisco deposit occurs in the Fortuna Formation (the basal unit of the Aguapei Group) here composed of fine to coarse grained meta-arenites, “metagreywackes” with locally reddish metapelites and occasionally ogligomictic metaconglomerates. Compressional forces from the northeast and southwest resulted in folding, faulting, shearing and fracturing of the rocks and produced a series of broad anticlines and synclines, which are traceable over several kilometers.

“Low-grade metamorphism has affected both the rocks at São Francisco and São Vicente.”

“At São Francisco the hydrothermal alteration zone (“HAZ”) that contains the mineralization is a relatively regular, steep dipping tabular body, the depth of which has yet to be defined.”

São Francisco is a “shear hosted and structurally controlled lode gold deposit which appears to be epigenetic and composed of narrow, 1 centimeter to 5 centimeter wide, sericitic quartz veins containing free gold.”

Mineralization. “At São Francisco, the gold mineralization occurs in epigenetic, quartz-filled shear zones in the folded metasediments generally along the foliation that is oriented parallel, or sub-parallel and proximal to the axis of the anticlinal-synclinal folds and in late, flat to shallow dipping quartz veins. Gold occurs, always as free gold, frequently as coarse nuggets and a significant “nugget” effect is present.”

“Within São Francisco two zones are recognized: an upper zone that occurs from surface to 130 meters vertical, and grades approximately 0.90 g Au/t and is regularly distributed within the HAZ; and a lower, higher grade zone below the upper zone with grades ranging from 1.86 g Au/t to 58.0 g Au/t. The mineralization is known vertically from 800 meters amsl to 450 meters amsl and still open at depth along a 1,800-meter strike length and across a 150-meter width.”

Drilling. From 1990 to 1997, “at São Francisco, a total of 3,256 meters of diamond drilling and 8,951 meters of reverse circulation (“RC”) drilling were drilled over a 1,600- meter strike length on a 25 by 25-meter grid pattern largely to upgrade the mineral resource. Mineral resource/reserve estimates were undertaken and concurrently, metallurgical testing carried out largely by Kappes, Cassiday & Associates (KCA) of Reno. A preliminary feasibility study was produced. Echo Bay provided certain in- house expertise for parts of the preliminary feasibility study work but KCA had the overall responsibility.”

During 2003 and 2004, a total of 49 diamond drill holes, a 150-meter vertical shaft and 107 meters of underground drifts were completed. The diamond drilling program covered the entire strike and totaled some 15,030 meters. Large, pilot-sized column leach tests on São Francisco material were conducted at the São Vicente facility. A pilot-plant sized gravity concentration circuit test was also conducted during this time period.

Drill core recoveries in both the 1990 – 1997 and 2003 – 2004 drill programs were 95% or above. Rock Quality Determination (“RQD) measurements and lithology, alteration and mineralization descriptions were completed prior to the sampling process. Industry standard methods for determining specific gravity were completed.

In 2007, a total of 7,684 meters were drilled in 18 holes, being 3 of them exploratory holes, investigating the extension of the deposit at depth, and the others being infill holes.

Sampling. From 1990 to 1997, samples were taken at 2-meter intervals from one-half of the diamond-sawed core. “Samples were crushed to quarter inch and pulverized to minus 2 mm in a hammer mill. An adequate fraction (11 kg of HX core and entire NQ core) was panned to remove the “gravity” gold (+150 mesh), which was amalgamated and assayed at the São Vicente mine facilities. The panned tailings were collected, dried and split to a 1.8-kilogram sample and shipped to the NOMOS laboratory in Rio de Janeiro for gold analyses of a 50-gram sample by fire assay with an AA finish.

The value from this assay termed “Chemical” gold one. Each 2-meter interval has two assays, gravity and chemical and the sum of them the total grade. A large percentage of the 1997 drilling at São Francisco was done by RC. Samples were taken at 2-meter intervals by a “Jones’ splitter for the dry samples and by a rotating hydraulic splitter for the wet samples. A portion of the RC samples was sent to NOMOS and a portion retained on site. Check assaying was carried out by Bondar-Clegg in Vancouver and by GeoLab in Brazil.

“Prior to the 1997 drilling program, a QAQC audit was conducted that concluded the assay data were acceptable for use in resource estimates.”

All HQ core drilled during the 2003-2004 drilling campaign was split in half with one half being retained and the other half used for analyses. Generally, all of the NQ core (at 2-meter intervals) was taken for sample analyses.

A metallic screen analysis for determining gold content in each sample was used. This analysis is generally used when coarse gold is present in the sample. It gives more reliable and consistent results when compared to a straight fire assay of the samples.

Samples were assayed by Lakefield-Geosol and SGS, both in Brazil. A more detailed description of the sampling program can be found in the 2004 drilling program report presented in Appendix I.

The actual QAQC program to ensure the mineral resources and ore reserves accuracy is described on the mineral resources evaluation chapter with update from all the relevant data applied for resources and reserves actualization. This review was performed by NCL consultants.

Adjacent Properties. The following paragraphs on adjacent properties were taken directly from the WGM Study.

“Santa Elina holds numerous mineral concessions on various gold occurrences along more than 200 kilometers of the belt. WGM concurs that the various concessions warrant exploration, in particular the concessions where the gold occurrences are believed present at the unconformity, similar to that at Lavrinha deposit in the Pontes e Lacerda district.”

“Several companies/individuals hold mineral rights on a northwest trending line to the immediate west and to the southwest of Santa Elina’s extensive holdings. A Brazilian subsidiary of Inco is the largest mineral rights holder, followed by Geometrico de Granitos e Mineração Ltda and then by subsidiaries of Rio Tinto. All are off of the main Santa Elina Gold Belt trend. Inco is targeting the more mafic terrain of the Aguapei Belt and is known to have encountered nickel while Geometrico is targeting dimension stone.”

In actual days, Yamana Gold Inc has properties of possible economic gold mineralizations around the São Francisco Mine and São Vicente projects. Prospects like Pau-a-Pique/Ernesto, in a distance of 40km to Ernesto and 77km to Pau-a-Pique are being developed as exploration targets (Conceptual Study for 2008).

Processing and Metallurgy.

Processing at São Francisco consists of a combination of gravity concentration and heap leaching. Average and high-grade ore will be crushed and processed through a gravity concentration circuit prior to heap leaching. This material as named as GLO or Gravity Leaching Ore. The current cut off grade for GLO is 0.6g/t. Average of production of this material in 2007 was 0.73g/t. DLO average grades reported by the plant was 0.44g/t.

The Marginal grade is named Dump Leach Ore (DLO), with grade ranges from 0.20 and 0.60g/t, and this ore is only leached. DLO material is stacked in a rate of 5 to 5 million tonnes of ore per annum.

In 2003-2004 metallurgical testwork was conducted at KCA’s laboratory and at São Vicente. Four large, pilot-sized column leach tests and several gravity concentration tests were conducted at Sao Vicente during 2004. The samples were taken from a 150-meter shaft and approximately 100 meters of drifts that extended out from the bottom of the shaft. The shaft was located near the center of the deposit.

A series of pilot-plant gravity concentration tests on crushed ore screened at 6 mm were conducted. Column leach tests on the plus 6 mm fraction and on the minus 6 mm gravity tails material from the pilot-plant tests were conducted by KCA.

After 2 years of production recoveries for Gravimetric Metallurgical Circuit is 77% and for the Heap Leaching Processing Facility ranges from 65%. More information about current Metallurgical process and Recoveries are presented in this report and all the Feasibility Study Metallurgical Tests and Pre-Implementation procedures are in the Appendix VI.

Resource Model.

The actual Mineral Resources Model is reviewed and updated by NCL consultants, evaluated by non-linear geostatistical technique of Multiple Indicator Kriging (MIK), and the main deliverable is the table with mineral resources classified in measured, indicated and inferred.

Following industry guidelines the mineral resources presented in this report considering an economic assessment for positive extraction, by pit optimizations considering the same slope angles and a Long Term Gold Price of US$1200 per ounce, considering the actual average spot Gold prices and the market trend to increase to this projection value in a mid-long term interval.

The total mineral resources (gravimetrical treatment ore plus dump leaching material treatment) evaluated by each category is 159,564kt @ 0.58g/t (2,973koz), categorized as: Measured: 50,361kt @ 0.69g/t (1,123koz); Indicated: 45,453kt @ 0.63g/t (915koz); and Inferred: 95,814kt @ 0.66 (2,037koz).

The actual Resource Model was based on the total available additional drill holes and updated geologic information to the end of 2007. This updated resource has sufficient information so that it can be used to support the evaluation of mineral resources for the production process of the mine. The updated Resource Model was also classified according to NI 43-101 guidelines.

One limitation of this model, also as presented by GSI, pertains to coarse gold and the potential underestimation of grade. GSI stated “The resource model has been significantly limited by the inability of drill hole samples to adequately represent in- situ grade”. There is ample evidence, from surface and underground bulk sampling, that the in-situ grade is much higher than represented by the drill holes.

GSI also states: “A preliminary estimate of the bias between drill hole samples and bulk samples indicates that, for the higher-grade zone, the resource model grade could be twice what’s currently predicted.”

This limitation still persists and some level of uncertainty is still present for the evaluations and for the mineral resources modeling. The solution proposed by NLC Technical Staff to minimize this effect was grades correction using bulk samples and the current drilling database. Based on the correlations between these, equations where applied to correct the grades according to linear relations. More detail on this methodology is available in the mineral resources chapter (model factoring at Section 17.10.).

Mining. First mine planning services were provided by IMC for São Francisco in support of the feasibility study completed by KCA. IMC developed a mine plan and production schedule, determined equipment and labor requirements, and estimated mine capital and operating costs.

The current mine plan presented in this report was developed to process 3 to 4 million tonnes of crush/gravity ore (or GLO) per year and run-of-mine (“ROM” or DLO) at a variable rate of between 3 and 4 million tonnes per year. During 2007 production of 4 million tonnes were performed for DLO. The overall stripping ratio was estimated at 2.44:1. The final pit design was based on a floating cone run at a gold price of US$575 per ounce.

A mine production schedule was developed that presented the ore tonnes, metal grades, total material, and waste material by year throughout the life of the mine. Production Schedules were performed considering the required annual ore tonnes and user specified annual total material movements, provided to the algorithm, which then calculates the annual cutoff grades for a maximum NPV schedule. The floating cone economics were used for the economic evaluation. Gold price sensitivity was performed for a range of prices from US$575 to U$1000 for the reserves scenario (costs and production rates).

Yamana Gold Inc. Technical Services supervise the work, validate the mineral resources model and analyze the resources model, also performs sensitivity analysis for the Gold Price to analyze the economical conditions for the reserve. The costs applied are based in 2007-2008 budget will be considered for long term assumptions and production, life of mine and business plan purposes.

The final mineral reserves results considering a Gold Price of US$575 per ounce.

Mining is to be carried out with 4.3 m3 excavators and 30-tonne haul trucks. These sizes are considerably smaller than would normally be used for a project of this size. The advantage of the smaller equipment is that it is produced in Brazil and does not have the large transportation costs and import duties associated with large equipment. This aspect, combined with low local labor rates, makes this equipment an attractive alternative to traditional open pit mining equipment.

Environmental and Permitting Considerations. An Environmental Impact Statement (“EIS”) was submitted to the Environmental Protection Agency (“FEMA-MT”) of Mato Grosso state in November 1997. For this EIS, the usual extensive environmental baseline data and identification of potential environmental impacts, mitigation, and guidelines for control and monitoring were included.

A public hearing was conducted in June 1998 and there were no objections raised. Two Preliminary Licenses were issued in 1998 and 1999. As specific requirements laid out by FEMA-MT were met, the Project was granted a series of Three Construction Licenses.

A license for a water use permit is obtained from FEMA-MT. State Law Nº 6945/97 designates the FEMA (Mato Grosso-EPA) as the Official Water Resources Management Agency for the state of Mato Grosso.

All the Operation’s licenses are in place. This licenses is granted after the terms of the construction for the project have been completed, the implementation of all equipments and systems to prevent and control pollution, also the production.

Economic Analysis. The capital and operating costs generated for the development, operation, and closure of the São Francisco Project have been evaluated using cash flow analysis as a means of determining the financial aspects and economic indicators for the project.

The current economic analysis is based on the cash flow analysis using the current reserves evaluation, also considering the Yamana Gold Inc. economical parameters applied for economic evaluations.

The final result demonstrates a positive cash flow of US$288.2 Million considering a NPV discount rate of 5%. Considering a NPV discount rate of 7.5%, the value is US$257.6 Million.

All the economic analysis includes the full operational costs, CAPEX, Taxes. All the optimizations costs and recoveries are described in the chapters 16 and 17 of this report.

2.0                             INTRODUCTION AND TERMS OF REFERENCE

The São Francisco Mine, located in Mato Grosso, Brazil, about 560 kilometers to the west of the capital city of Cuiabá, is opearting an open-pit heap leach gold operation in conjunction with a gravity concentration circuit. The current name of Yamana Gold Inc. company business unit, responsible for the São Francisco Mine operation is Serra da Borda Mineração e Metalurgia (SBMM).

SEDM commissioned KCA to complete a Feasibility Study for the São Francisco Project to determine whether or not the project could be economically developed and placed into production. After the completion of the Feasibility Study, SEDM instructed KCA to prepare a NI 43-101 Technical Report as required by the various Canadian securities commissions.

After the Feasibility Study and Project Implementation, this NI 43-101 Technical Report is the update on mineral resources and mineral reserves for São Francisco Mine, which mineral resources performed by NCL consultants and mineral reserves and metallurgy update performed by Yamana Gold Inc (YGI). Operations and Technical Services Vice Presidency Professionals.

It includes discussions on mine resource/reserve estimations, mine development, metallurgical review, process development, environmental and permitting, reclamation and closure, and infrastructure-related items. Capital and operating costs were generated and an economic analysis was prepared.

2.1                               Units and Currency

Metric units were used throughout the report, unless indicated otherwise. Any quantities stated in ounces are troy ounces. A currency exchange rate of XX Brazilian Reais per US dollar was used when costs were supplied in the Brazilian currency. All costs are in third quarter 2007 US dollars.

Budget costs, operational metallurgical recoveries refers to 2007 and are used as long term assumptions for reserves evaluation, production plan, life of mine and economic analysis.

3.                                      RELIANCE ON EXPERTS

Mainly, from the project historical documentations, the updates are on Mineral Resources section, provided by NCL consultants, which also review Geology, Mineralization, Sampling, QAQC, Data Validation and Modeling.

The Mineral Reserves section is performed by YGI São Francisco Operational Staff and Technical Services Vice Presidency Professionals. Process and Metallurgy, as well mining operations are presented in this report, updated by Yamana Gold Inc Professionals and reflect all the material facts and data from the 2 years of production, 2006 and 2007.

Also, all the relevant information about environment, safety and health, licensing and all other correlated subjects were updated by Environmental Vice Presidency Professionals.

There were several groups that participated in the Feasibility Study, and subsequently this NI 43-101 Technical Report. KCA assembled the Feasibility Study, using various sections written by the participating groups. WGM compiled a Preliminary Feasibility Study dated 4 July 2003 on three properties that are controlled by YGI, including São Francisco Mining Professionals.

Several sections of this Technical Report were based on the WGM report, especially concerning site history, geology, exploration, mineralization, drilling, sampling, and data verification, naturally updated with the most current and important information available.

A breakdown of the sections supplied by the various contributors is summarized as follows:

•	Property Description and Location:	KCA & WGM, SBMM, YGI
•	Accessibility, Climate, Local Resources,
	Infrastructure and Physiography:	KCA, WGM, SEDM, SBMM, YGI
•	History:	WGM & KCA, SBMM, YGI
•	Geologic Setting:	WGM & SEDM, SBMM, NCL, YGI
•	Deposit Types:	WGM, SBMM, NCL, YGI
•	Mineralization:	WGM & SEDM, NCL, YGI, SBMM
•	Exploration:	WGM & SEDM, SBMM, NCL, YGI
•	Drilling:	WGM & SBMM, NCL, YGI
•	Sampling Method, Approach, Preparation,
	Analyses and Security	WGM & SEDM, SBMM, NCL, YGI
•	Data Verification:	WGM & SEDM, SBMM, NCL, YGI
•	Adjacent Properties:	WGM, SBMM, NCL, YGI
•	Mineral Processing and Metallurgical
	Testing:	SBMM, YGI
•	Mineral Resource:	NCL
•	Mineral Reserve Estimate & Mining
	Operations:	SBMM, YGI, NCL
•	Hydrology and Geotechnical Review:	Golder & Associates
•	Permitting & Environmental
	Considerations:	SEDM & KCA, SBMM, YGI
•	Capital & Operating Costs:	KCA, SBMM, YGI
•	Economics	KCA, SBMM, YGI

References for site visitors are over time are: W. Robert Rose, KCA Feasibility Study Project Manager, in December 2003, by Michael W. Cassiday in August 2004, by Michael Hester in November 2004, by Mel Klohn on several site visits during 2003 and 2004, and by Mario Rossi in July 2004.

Site visits were also made by WGM senior personnel early in March 2003. More recently, NCL consultants is responsible for the mineral resources since 2006 (or 2006 and 2007) with work performed by Rodrigo de Brito Mello, Geologist consultant for mineral resources evaluation and geostatistics. Rodrigo de Mello site visits occurs during the period of 2006 and 2007 and are part of Yamana internal documentation of the resources and reserves.

Mineral reserves are evaluated by SBMM Professionals supported by Yamana Gold Inc Technical Vice Presidency Professionals. The professionals involved are listed in the Qualified Persons list for the report.

Documents used in the compilation of this report are included in “References” which will be part of each chapter and also as a final compilation for the whole NI 43-101 Technical Report on Section 22.

3.1                               Disclaimer

This Technical Report has been prepared for the sole use of Yamana and its subsidiary company SBMM for the São Francisco Mine.

KCA for the Feasibility Study exercised reasonable diligence in using data supplied by others and has no reason to believe that any data supplied are misleading or incorrect. However, KCA does not guarantee the accuracy of the data supplied by others.

This Report or any section are not to be reproduced or used for any other purpose other than for the São Francisco Project without written permission from KCA, NCL or Yamana.

4.0                               PROPERTY DESCRIPTION AND LOCATION

4.1                               Location

The São Francisco property is located very close to the Bolivian border in the extreme western portion of the State of Mato Grosso in west central Brazil. It is approximately 560 kilometers west of the capital city of Cuiabá. São Francisco is located some 58 kilometers by dirt road south-southeast of São Vicente, which is about 125 kilometers by road north-northwest of the town of Pontes e Lacerda. Coordinates for the Project are 14o50’W latitude and 59o37’S longitude. Project elevation is approximately 800 meters ASL. Figure 4-1 shows the location of São Francisco.

4.2                               Property Description

At present time, the São Francisco Property consists of four contiguous Exploration Permits covering some 35,446 hectares that were granted between 1980 and 1982 by the Departamento Nacional da Producão Mineral (DNPM). The DNPM process numbers for the permits are, 860938/82 and 860937/82. These areas are shown in Figure 4-2.

The permitting process for the Project has been completed and a license for construction has been granted. All the relevant licenses for operation and production of São Francisco Mine, as chancel of SBMM, which is a subsidiary operation of Yamana Gold Inc will be declared and reported by the present. A list with all the main licenses obtained to the moment is demonstrated at table 4-1.

Table 4-1: Prior, Installation and Operations Licenses for São Francisco Mine.

Prior Licence

License Code	Period of Validity	Responsible Organization
903-2006	11/14/2008	SEMA/MT*
295-2006	4/26/2007	SEMA/MT
896-2005	11/24/2006	SEMA/MT
788-2005	10/20/2006	SEMA/MT
067-2000	8/14/2001	FEMA/MT**
91-1998	9/16/1999	FEMA/MT

Installation Licence

License Code	Period of Validity	Responsible Organization
276082-2006	7/19/2009	SEMA/MT
276082-2006	7/19/2009	SEMA/MT
275352-2006	5/15/2008	SEMA/MT
822-2006	11/17/2007	SEMA/MT
704-2005	9/27/2006	SEMA/MT
958-2003	11/24/2004	SEMA/MT
819-2006	11/14/2004	SEMA/MT
351-2004	7/25/2004	FEMA/MT
158-2003	7/25/2004	FEMA/MT
776-2001	12/6/2002	FEMA/MT

Operation Licence

License Code	Period of Validity	Responsible Organization
5561/2006	5/15/2009	SEMA/MT
914-2006	7/12/2008	SEMA/MT
1531-2006	10/29/2008	SEMA/MT
1546-2006	11/28/2008	SEMA/MT
2048/2005	12/2/2006	SEMA/MT
1779-2005	10/25/2006	SEMA/MT

* SEMA/MT is the State Government Environment Agency of Mato Grosso State

** FEMA/MT is the Environment Protection Agency of Mato Grosso State

Figure 4-1: Location of São Francisco Mine.

Figure 4-2: São Francisco Mine and Yamana related Tenements.

210000E
8355700N
N
0 2 6 10
Kilometres
860937/82
860938/82
São Francisco Mine
Yamana Gold Inc. Land Position Boundary
São Francisco Mine
N
Land Position map
YAMANA GOLD INC
SÃO FRANCISCO MINE
Mato Grosso State, Brazil
Concession Map

5.0                               ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1                               Access

The São Francisco Project is readily accessible by road from Cuiabá by highways BR- 070/174 or by chartered flights from Cuiabá to a 1.25-kilometer paved airstrip at São Vicente or a gravel runway at São Francisco. Improvements to the gravel runway will be required to insure safe and reliable service. Cuiabá is serviced by several daily scheduled air flights from major Brazilian cities. There is a 58-kilometer dirt road between São Francisco and São Vicente. This road will require upgrading to be serviceable on a regular year-round basis.

5.2                               Climate

The climate at the project site is Aw, humid tropical (Köppen Classification), typical of the central part of Brazil with hot, rainy summers and dry winters. Daily maximums are in the range of 35°C to 40°C. The summer rainy period starts in December and continues through March. The dry season is from May to September.

The total annual precipitation ranges from 1,300 to 2,400 mm with an annual average of some 1,713 mm/year. The driest month never exceeds 40 mm of precipitation in the winter months of June, July and August. The annual average temperature is 24°C, with maximum and minimum absolute temperatures of 40°C and 0°C, respectively.

5.3                               Local Resources

The São Francisco Project is located within the municipality of Vila Bela da Santissima Trindade. A total of four communities will be affected by the Project. They include Vila Bela da Santissima Trindade, Nova Lacerda, Conquista d’Oeste and Pontes e Lacerda. The town of Pontes e Lacerda with a population of some 40,000 inhabitants is the closest full service community. Modern education, medical, shopping and banking facilities are available. The other communities have only basic primary services in general.

Industries in the area include farming, cattle ranching, small-scale mining, latex production for the rubber industry, food products processing and tile and brick manufacturing.

5.4                               Infrastructure

No electrical service is available at São Francisco. The closest national grid power is at Pontes e Lacerda approximately 50 kilometers from the site. As part of the project development, a power line will be constructed to connect the project to the national grid. Diesel-powered generators provided electrical power for the previous mining operation at São Vicente. Homes, dormitories, a school, a maintenance garage, laboratory and other basic facilities remain onsite at São Vicente and are in serviceable condition. However, some rehabilitation work and upgrading of these facilities will be required. It is proposed that the infrastructure at São Vicente be used, with daily transportation between São Francisco and São Vicente.

Water is readily available at both sites from streams and groundwater. Water for the São Francisco Project will be from dams constructed on the Casarão Creek and on the Longa Vida Creek. Water use permits for the Casarão Creek are covered by the Construction Permit and an extension to cover the Longa Vida Creek has been submitted to FEMAMT.

5.5                               Physiography

The physiography of the project area is characterized by a mountain range — part of the Aguapei Mobile Belt and Mafic Arc — that follows the Brazil-Bolivia border and is called the “Serra da Borda”. In the vicinity of the project, the range forms a prominent ridge some 800 meters in elevation that strikes approximately N30oW and is some 20 kilometers wide. The ridge stands out from the plains (at approximately 200 meters elevation) with a gentle slope on the western side towards Bolivia and a vertical, to near vertical, cliff-like escarpment on the east side. The cliff-like escarpment extends for more than 200 kilometers along the mountain range/Aguapei Mobile Belt.

The project site lies between the interfluves of Casarão, Areia and Cabeceira Creeks. The upstream Casarão Creek flows along a northwest/southeast direction and turns to southwest close to the project site flowing in that direction to the Sararé River, that flows to the Amazon Basin.

The site topography is predominantly lower than 30% grades with wide sectors lower than 10% grades (plateaus). Higher grades occur in the base of Areia, Cabeceira and Casarão Creeks. The relief can be defined as a complex of parallel valleys lined in the northwest/southeast direction in shape of open “V’s” in the headwaters and closed “V’s” in downstream waters.

Vegetation in the project area consists of mixed forest, savannah and open fields. The proposed waste disposal sites at São Francisco are on the flanks of the ridge that contains the ore deposit. The leach pad and other project facilities are located in a gently sloping (0 – 5%) saddle forming the drainage break between the Cabeceira and Casarão Creeks.

6.0                               HISTORY

“Gold was first discovered in the area in the 1700’s and mining at São Francisco began with black African slaves. The area became the first significant gold mining district in Brazil and the nearby settlement Vila Bela was at that time named the capital of Mato Grosso State. The district reportedly produced and shipped to Portugal some 60 to 70 tonnes of gold between 1720 and 1830. Remnants of this period of mining activity can be seen on the São Francisco property in the gold building foundations, the ruins of a church and a water dam and aqueducts used to transport water for the placer mining operations. A portion of the São Francisco concession area has been set aside as a national archaeological site.”

“In the mid-1970’s, garimpo activity began in the area, and in 1977, Santa Elina began acquiring property in the Santa Elina Gold Belt and commenced dredging/placer mining in 1983. Approximately 75,000 oz of gold was produced by placer mining at São Vicente. Hard rock mining at São Vicente produced an additional 110,810 oz of gold by flotation and gravity methods in the period 1995 to 1997.”

“In 1996, Echo Bay purchased 43% of Santa Elina and jointly Echo Bay and Santa Elina carried out a number of exploration programs including more detailed diamond and reverse circulation (“RC”) drilling of both the São Francisco and São Vicente deposits. Mineral resource/reserve estimates and associated preliminary feasibility studies were subsequently carried out.”

“In 1998, the ongoing metallurgical tests for heap leach processing were completed and indicated the process to be viable. In 2002, Santa Elina re-examined the 1997 Studies for each property. That resulted in the CAPEX estimates being significantly reduced for each deposit, in large part because of currency devaluation.”

In 2003, WGM was commissioned to conduct a technical review of three properties held by Santa Elina and prepare a NI 43-101 Technical Report. However, per WGM, since this was the first public announcement of Mineral Reserves for the properties, a Preliminary Feasibility Study was required. The properties reviewed included São Vicente, São Francisco and Fazenda Nova. This Study included the following for each property:

•                  An examination of each property;

•                  Data compilation;

•                  Review and audit of mineral resources and reserve estimates;

•                  A review of the proposed mining plan, metallurgical processes, environmental status, closure issues, logistics and infrastructure;

•                  Capital and operating costs review, with economic analyses.

The WGM Study was completed in 2003 and placed on “sedar” in July 2003.

Project was built during 2004 and 2005, production start up was in 2006, and 2007 was the second year of production.

7.0                               GEOLOGICAL SETTING

7.1                               Regional Geology

“The regional geological setting for the São Vicente mine, São Francisco project and numerous other gold occurrences that comprise the Santa Elina gold belt of central west Brazil and east central Bolivia is the Aguapei Mobile and Mafic Arc Belt. This belt, or break, is a major “Crustal scale shear zone” that separates the Archean Amazon Craton on the east from the Proterozoic Paragua Craton on the west. The belt extends for more than 600 kilometers in a north-northwest direction (Figure 7-1). The belt is characterized by a prominent mountain range composed of a 1,200-meter thick sequence of Proterozoic clastic sediments known as the Aguapei Group (Figure 7-2). The Aguapei Group, the host rocks for the gold mineralization, is a sequence of texturally and mineralogically supermature sediments made up of braided river facies, aeolitic dune facies and shallow marine platform facies. Southward along the belt, the lower part of the Aguapei Group contains interbedded volcanic units and basic sills and dykes (that may be thrusted from the east).”

“The Aguapei Group overlies the central part of the Amazon Craton (Brazilian Precambrian Shield) unconformably. This part of the shield, known as the Xingu Complex, contains lower Proterozoic volcano-sedimentary belts elongated in a northwest-southeast direction. The belts are surrounded by Archean gneissic to migmatitic masses and both the volcano-sedimentary belts and the Xingu Complex have been intruded by granitic batholiths. Prolonged erosion of the older rocks was accompanied by the development of basins into which the Aguapei sediments were deposited. The flat area surrounding the mountain range is believed to be mainly underlain by the Xingu Complex, however, most of the area is covered by eluvial-lateritic soils with few outcrops and the geology is not well known. Prolonged and deep erosion of this continental mass occurred during Proterozoic time, and was accompanied by the development of intracratonic basins in which were deposited the 1,200-meter thick Aguapei Group of sediments. The sediments are presented by predominantly metaarenites with lesser amounts of metapelites and even less common lenses of metaconglomerate. The Aguapei Group has been mapped over a 300-kilometer strike length in Brazil and continues southwards into Bolivia for more than another 200 kilometers, where it is known as the Sunsas Group, before passing again into Brazil.”

Figure 7-1: Regional Geology of Aguapeí Group and São Franscisco mine context.

RONDONIA
TIN GRANITES
Nova Floresta Formation
Pacaas Nova Formation
CRATON
QUATERNARY OVERLYING
ARCHEAN AMAZON CRATON
BRAZIL
BOLIVIA
AGUAPEI
MOBILE
BELT
AND
MAFIC
ARC
PARAGUA
CRATON
SÃO FRANCISCO
MINE
Rio Branco
Formation
PONTES E LACERDO
SERRA PAU-A-PIQUE
AGUAPEI BOUNDARY
SLIDE
QUATERNARY OVERLYING
PROTEROZOIC
SUNSAS
MOBLIE
BELT
SAN DIABLO
FRONT
N
Legend:
Older units
Younger units
Granitoids
Mafic/ultramafic
Igneous rocks
Mobilised Sunsas/Aguapei Group
Vibosi Group
Cratonic Sunsas Group
Faults
Shear zone
Map modified after Santa Elina Mines Corporation
0
50
250
Kilometres
YAMANA GOLD INC
SÃO FRANCISCO MINE
Mato Grosso State, Brazil
Regional Geology

Figure 7-2: Stratigraphy of São Francisco Mine Deposit.

AGE
LITHOLOGY
FORMATION
ENVIRONMENT
UPPER TO MIDDLE PROTEROZOIC
400 metres
300 metres
500 metres
1200 metres
MORRO CRISTALINO FORMATION
- Meta-arenites
- Meta-conglomerates
AGUAPEI GROUP
Fluvial Marine Sequence
VALE DA PROMISSAO FORMATION
- Meta-pelites
Tansgressive Marine Sequence
FORTUNA FORMATION (HOST TO SAO FRANCISCO & SAO VICENTE DEPOSITS)
- Meta-arenites
- Meta-conglomerates
Fluvial Continental Sequence
unconformity
LOWER TO MIDDLE PROTEROZOIC
- Volcano Sedimentary Sequence
Granite
Greenstone
BASEMENT
LOWER PROTEROZOIC / ARCHEAN
XINGU COMPLEX
- Gneisses, Mylonites, Schists
Legend:
A Meta conglomerate
C Meta arenite
Map modified after Santa Elina Mines Corporation
YAMANA GOLD INC
SÃO FRANCISCO MINE
Mato Grosso State, Brazil
Regional Stratigraphic Column

“Structurally, the Aguapei Group rocks have been subjected to northwest-southeast compressional forces that folded the eastern edge into broad to tightly folded anticlinal-synclinal sequences paralleling the axis (azimuth 150o) of the mobile belt. Faulting, fracturing and shearing have also developed parallel to and across this fold axis.”

“The mountain range is bounded on both sides by faults. The fault on the east dips away from the mountain range at a shallow angle and separates the Archean basement on the east from the Proterozoic metasediments on the west and is thought by WGM to be a thrust fault in the vicinity of São Vicente to Pontes e Lacerda.”

“A well-developed northeast-southwest fracture system cross cuts the regional trend. The linear occurrences of the most deformed parts of the Aguapei Group form ridges such as the São Vicente, de Borda, Patrimonio, Cagado, Caldeirão, Pau-a-Pique, Aguapei and Caramujo. The internal part of the Brazilian Aguapei or Bolivian Sunsas mobile belts contains the extensive Aguapei metasediment plateaus which show little or no deformation, for example, the ridges of Ricardo Franco/Santa Barbara in Brazil or Huanchaca in Bolivia.”

“The Sunsas orogenic cycle in Bolivia involved erosion of older rocks, deposition of the Sunsas and Vibosi Groups and their subsequent deformation and Vibosi metamorphism. The orogenic stage was accompanied by basic igneous and granitoid phases including the generation of pegmatites. The Sunsas and Vibosi Groups cover the basement with a marked unconformity outcropping as internal metamorphosed synformal folds within the Sunsas orogenic belt or as relatively undisturbed layer sequences over the adjacent Paragua Craton (Bolivia), which remained unaltered during the orogeny.”

“The known bedrock gold deposits and occurrences in Mato Grosso state are separated into two districts – the São Vicente/Borda district and the Pontes e Lacerda district (to the south of São Francisco).”

7.2                               Local Geology

“The São Francisco deposit occurs in the Fortuna Formation (the basal unit of the Aguapei Group) which is composed of fine to coarse grained meta-arenites, “metagreywackes” with locally reddish metapelites and occasionally oligomictic metaconglomerates. The metaconglomerates are composed of quartz pebbles and quartz grains set in a siliceous-arenaceous matrix. Preliminary sedimentary structures such as cross-bedding, graded bedding and ripple marks are commonly observed.”

“Compressional forces from the northeast and southwest resulted in folding, faulting, shearing and fracturing of the rocks and produced a series of broad anticlines and synclines, which can be traced over several kilometers. Fold axes trend 140o-150o, and plunge northwest. Faulting and shearing are generally parallel to the fold axes while fracture sets crosscut at strikes of 070o to 080o and 140o. Low-grade metamorphism affected the rocks at São Francisco.”

7.3                               Alteration

“The hydrothermal alteration zone (“HAZ”) that contains the mineralization is a relatively regular, steeply dipping tabular body the depth of which has yet to be defined by drilling. With the HAZ mineralization alteration observed consists of silification and occasional sericite and chlorite.”

8.0                               DEPOSIT TYPE

The São Francisco deposit is a shear-hosted, lode gold deposit, which appears to be epigenetic and structurally controlled and composed of narrow, one centimeter to five centimeter wide, quartz (sericite) veins containing free gold. The veins and vein systems/stockworks are both parallel to and crosscut the bedding planes and appear to be separate or multiple, but closely related, mineralizing events. While direct comparable examples of similar-type deposits are not know to WGM, the deposit has some similarity to deposits in the Pontiac sediments of the Cadillac Break, Quebec, Canada and some similarity, at least lithologically, to the Witwatersrand gold deposits of South Africa.

“While direct comparable examples of deposits similar to those in the Ernesto area are not widely known elsewhere in Brazil, the authors of this report believe the Ernesto deposit shares a number of similarities with detachment-style gold deposits as first characterized in the Chocolate and Riverside Mountains of southeastern California (Van Nort & Harris, 1984, p. 182; Wilkins, Beane & Heidrick, 1986; Liebler, 1988, p. 466; Wilkinson, Wendt & Dennis, 1988, p. 500). Detachment-style gold deposits typically have the following characteristics:

•                       Gold mineralization is associated with low-angle to flat detachment faults, generally with a normal (extensional) sense of movement which consistently places younger units over older units.

•                       Mineralization is commonly characterized by quartz-rich vein and veinlet zones (in the 25% range) with magnetite or hematite, coarse euhedral pyrite (in the 1% range), sericite, some clays, some late stage calcite and gold. The gold is commonly associated with only very small amounts of silver.

•                       Mineralization typically is localized along a 3- to 8-meter thick rubble zone or mylonite of a detachment (or thrust) fault where it intersects high angle structures, either faults or folds. The detachment is commonly within a deformed zone 10 to 30 meters thick.

•                       The continuity of the mineralization within the detachment zone is normally quite good, extending over 100 meters.

•                       Detachment–style gold mineralization is in altered rock parallel to anticlinal axes and faults.

•                       Multiple styles of mineralization are common with local stacked mineralized zones.

•                       Fluid inclusion studies indicate the temperatures of formation were 200° to 250°C.”

9.0                               MINERALIZATION

Section 9.1 contains a description of the mineralization of São Francisco based on the pre-2003 exploration and drilling programs. An updated discussion on mineralization based on the 2003-2004 drilling program is presented in Section 9.2.

9.1                               Mineralization – Pre-2003 Exploration Programs

“Gold mineralization in the folded Aguapei Group metasediments at São Francisco occurs in epigenetic, quart-filled shear zones generally along the foliation that is oriented parallel, or subparallel and proximal, to the axis of the anticlinal-synclinal folds and in later, flat to shallow dipping quartz veins and infilled shear zones that cut the primary bedding of the host rocks. The gold occurs, always as free gold, frequently as coarse nuggets measuring several millimeters in diameter with the quartz, as laminations along the fracture planes, and within limonite boxwork after pyrite and arsenopyrite. Pyrite and arsenopyrite commonly occur at depth and form the gauge minerals in the unweathered sulphide horizons. A significant “nugget” effect is present.”

The significant “nugget” effect can be seen in the pictures taken from recent excavations conducted at site. These pictures are presented in the final report on the shaft and drift excavations as presented in Appendix II and Appendix III.

“Within the deposit two zones are recognized:

“UPPER ZONE: Occurs from surface to 130 meters vertical with mineralization grading approximately 0.90 g Au/t. The grades are regularly distributed within the HAZ and meta-arenites with abundant metapelite intercalations.”

“LOWER ZONE: A higher grade zone below the Upper Zone with lesser metapelitic intercalations. This material permitted a greater fluid pervasity and the strain was concentrated in a small number of slip planes. Grades range from 1.86 g Au/t to 58.0 g Au/t.”

“Higher grade gold mineralization also occurs where narrow 1 to 5 centimeter wide quartz veining is intense and cross-cuts the bedding (possible extensional fractures), producing a “stockwork-like” appearance. Four sets of vein systems have been identified.”

“The major shear zones provided the conduits for the gold solutions which subsequently became entrapped and precipitated in the stress relief zones at the termination of these first-category shear zones, i.e. in the anticlinal flanks (saddle and leg reefs) or at contacts of contrasting permeability. These major shear zones have played an important role in the deposition of the gold as shown by gold’s close proximity to these structures in near vertical bodies along the major alternation zones.”

“The HAZ that contains the mineralization is a relatively regular, steeply dipping tabular body which extends to levels below the drilling performed to date. Within the HAZ mineralization, hosts are:

•                  Tensional and shear quartz veins;

•                  Mylonitic bands with sulphides;

•                  Macroscopic folds; and

•                  Strain softening zones.

“The highest elevation of the mineralization is 800 meters amsl and the lowest 450 meters amsl. It is 1,800 meters long, 150 meters wide and 350 meters deep (still open at depth). A representative geological cross section can be seen in Figure 9-1 .”

Figure 9-1: Cross Section of the Orebody.

9.2                               Mineralization – 2003 & 2004 Drilling Programs

The following summary is adapted from SEDM’s Drilling Program Report, which is presented in Appendix I. Additional details on mineralization can be found in the report.

Drill hole data from the 2003-2004 drilling program, and the mineralization exposed in the shaft, have led to a refined São Francisco geological model. This model defines three main zones: 1) a saprolite zone; 2) a higher grade zone that encloses the core of the deposit starting from the saprolite going down dip; and 3) the overall hydrothermal alteration envelope where erratic and mostly lower grade mineralization exists (although there are significant areas with higher grades). The richest mineralization, occurring within the overall hydrothermal alteration envelope, is fairly continuous along the northwestern strike, plunges at a low angle towards the northwest, and dips about 65 degrees to the northeast.

The frequency of visible gold, observed in 50% of the holes inside the main high-grade zone is significant. This results in an accentuated nugget effect causing the analysis of small samples, as generated by the drilling, to probably not be truly representative of these zones. Careful logging of drill core during the 2003-2004 drilling program verified that it is possible to visually identify the main high-grade zone of the deposit. This zone is distinct and marked by the combination of quartz veins and pyrite (either fresh or oxidized/leached). An increase in the volume concentration of these readily identifiable and quantifiable elements is directly associated with a concentration of nuggets and consequent increase in gold grade. The orange-to-red color acquired by the host rock in the areas of larger sulfides concentration is another distinctive factor of higher grades.

The holes at the extreme northwest and southeast ends of the deposit showed a larger frequency of fresh pyrite than holes drilled in the central part where the rock is more heavily fractured and oxidation persists to greater depth. The information obtained during the 2003-2004 drilling program helped confirm the mineralization model generated during the previous drill programs. This model indicates that the hydrothermal alteration envelope is contained inside an enriched central zone (or feeder) whose shape is defined by the main quartz veins that dip to the NE. The veins in this area are thicker (up to 40 cm) and they are accompanied by a greater abundance of pyrite.

9.3.                            Mineralization – 2005, 2006 & 2007 Drilling Programs

The highest elevation of the mineralization is 800 metres above mean sea level and the lowest 450 metres above mean sea level. It is 1,800 metres long, 150 metres wide and 350 metres deep (still open at depth).

The São Francisco geological model was refined during the Santa Elina Desenvolvimentos Mineral S.A. (“SEDM”) drilling program based on drill holes data obtained from 2003 to 2005, and still are applied for 2006-2007 resources estimation procedures.

This model defines three main zones:

(i)	a saprolite zone;
(ii)	a higher grade zone that encloses the core of the deposit extending from the saprolite zone at the surface downward to depth; and
(iii)

a broad hydrothermal alteration envelope encompassing extensive areas of erratic and mostly lower grade mineralization as well as the zones of higher grade mineralization. The higher grade zone is fairly continuous along the northwest- southwest strike direction, dips about 65 degrees to the northeast and plunges at a low angle towards the northwest.

Information from the 2003-2005 SEDM drilling program, and subsequently the 2006-2007 SBMM programs, helped confirm the mineralization model fashioned during the previous drilling programs.

In this model, the hydrothermal alteration envelope enclosed the enriched central zone (or feeder), whose shape is defined by the principal gold-bearing quartz veins which dip consistently to the northeast. The veins within this zone are thicker (up to 40 centimeters) and accompanied by a greater abundance of pyrite.

10.0                        EXPLORATION

Modern day exploration at São Francisco has occurred periodically from 1985 through to the present. The description of the exploration activities that occurred prior to 1998 was taken from the WGM Study. Exploration that occurred in late 2003 and 2004 was described by SEDM personnel and is presented in Section 10.2. There were no exploration activities that occurred from 1998 to late 2003. Figure 10.1 shows the current drilling program to 2007 in São Francisco Mine.

10.1                        Pre-2003 Exploration

The following was taken from WGM’s Study. Any revisions are shown in italics.

“1985 – 1988: Santa Elina developed, mapped and sampled a series of trenches on an anticlinal structure that had been the site of extensive 18th Century Portuguese workings.”

“1990 – 1991: 19 vertical diamond drill holes along these trenches and 2 on an adjacent synclinal structure. Of the 21, 20 were 50 meters deep and the 21st was 100 meters.”

“1993 – 1995: 166 diamond drill holes totaling 30,186 meters. These were drilled on a 100 by 25-meter grid using NQ and HX equipment. Adjacent sections were drilled with opposite dips to test for structural bias of which none was found.”

“1996: 46 diamond drill holes totaling 7,420 meters. This was largely infill drilling on either a 50 by 25-meter or 50 by 50-meter grid. A handful were exploration holes including areas immediately off of the ends of the deposit and 6 were twin metallurgical holes in the central area of the deposit.”

“1997: A further 101 holes, 76 reverse circulation and 25 diamond drill, totaling 12,207 meters, largely to upgrade the resource reliability. Six of the holes were for condemnation, 3 were twins and the rest infill. A total of 3,256 meters were diamond drilling and 8,951 meters were RC. These holes were drilled over a 1,600-meter strike length and on a 25 by 25-meter grid pattern (also demonstrated at Figure 10-1).”

Figure 10-1: São Francisco Mine Drilling status.

Whittle 4-D
Optimized Pit Outline
Section 125N
SECURITY
CAMP
EXPLORATION
CAMP
MaPe
Ma
Cg
Legend:
LITHOLOGY
MaPe Meta-arenites interbedded with meta-pelites
Ma Coarse to fine meta-arenites
Meta-conglomerate (marker horizon)
GOLD MINERALIZATION FEATURES ON SURFACE
Hydrothermal alteration zone
(sericitization /sulphidation)
Strike and dip of the main set of quartz vein
Strike and dip of sericitic zones,
parallel to bedding planes
STRUCTURES
Strike and dip of bedding planes
Strike and dip of orebody
Axial plane and plunge of anticline
Axial plane of syncline
EXPLORATION WORK
Trench
Decline
Core drillhole collar location
Reverse circulation hole collar location
0 80 400
Metres
YAMANA GOLD INC
SÃO FRANCISCO MINE
Mato Grosso State, Brazil
Plan Showing
Drilhole Location and Exploration Workings

“1996 – 1997: Resource and reserve estimates were undertaken with the assistance of outside consultants and Echo Bay personnel. Concurrently, metallurgical testing (largely by Kappes, Cassiday & Associates of Reno) was carried out and a preliminary feasibility study produced. Echo Bay was involved in selecting consultants and provided certain in-house expertise for parts of the preliminary feasibility study work but KCA had overall responsibility.”

“1998: The KCA metallurgical testing was completed.”

10.2        2003 – 2007 Exploration

Exploration at São Francisco resumed in November 2003 and continued until the present.

During this time, a total of 49 diamond drill holes, a 150-meter vertical shaft and 107 meters of underground drifts were completed.

In addition, an extensive metallurgical testing program was conducted at the KCA Reno facilities, large pilot-sized column leach tests on São Francisco material were conducted at the São Vicente facility and pilot-plant sized gravity concentration circuit tests were conducted on-site at São Francisco. Of the 49 holes, 44 were vertical and 5 inclined.

The shaft and drift excavations were conducted to:

1)         Access deep mineralization delineated by the previous drilling program;

2)         Generate bulk samples to determine the effect of coarse gold on the grade of the deposit;

3)         Obtain a better understanding of the geology of the mineralized zone;

4)         Provide DLO (or Dump Leaching Ore) ore for column leach tests

The coarse gold present in the São Francisco deposit makes it difficult to obtain drill assays that accurately and reliably represent the overall grade of the deposit. Evidence indicates that a significant portion of the coarse gold present is not being captured by the small volume (8 kilogram) drill samples.

An independent sampling consultant, Francis Pitard of Francis Pitard Sampling Consultants of Broomfield, Colorado, evaluated the occurrence of coarse gold at São Francisco and recommended procedures to obtain better grade estimations. He concluded that bulk sampling would greatly improve the accuracy and reliability of grade determinations. He additionally concluded that the actual grade of the deposit would probably be higher than the grade indicated by the drilling.

A bulk sampling program was undertaken from December 2003 to June 2005 to more accurately assess the gold grade as compared to nearby drill holes. The program consisted of nine large trenches (each about 100 metres long X 4 metres wide X 2.5 metres deep) across strike of the deposit, a vertical 2 metre diameter shaft sunk to a depth of 150 metres near the center of the deposit, and 107 metres of drifts from the bottom of the shaft driven in both directions along strike of the deposit.

Bulk samples obtained from the shaft and drift materials were classified as “Marginal or DLO Ore”, “Average Grade Ore”, and “GLO or High-grade Ore”, based on the geological logging and gold grades of a vertical hole that was drilled as a pilot hole for the shaft. The “Marginal Ore” bulk samples were sent to São Vicente facilities, where the material was leached in four large columns of 1.8 metres in diameter and 10 metres high (about 40 tonnes of ore each). Shaft samples from depths of 25 to 57 metres and 103 to 130 metres were classified as “Average Grade Ore”. The ore type of the top interval was PDC while the lower interval was classified as FOX-1. Samples taken from the 130 to 150 metre interval were classified as FOX-1 and “High-grade Ore” (>3 gpt Au). All of the “Average Grade Ore” or “High-grade Ore” bulk samples – and all of the bulk samples from the three trenches – were fed to an on-site pilot gravity concentration plant.

The onsite pilot gravity plant was used to separate and recover the coarse gold particles in the bulk samples. The bulk samples, ranging in weight from 100 kilograms to more than a thousand tonnes each, were crushed and pulverized to minus 2 millimetres. Gold was mechanically concentrated using jigs, a Knelson centrifugal concentrator, and sluices. The concentrate was then screened and panned and the coarsest gold visually separated, with any remaining gold removed from the concentrate by amalgamation. This gravity-recovered gold constitutes the “coarse gold fraction” of each bulk sample. The “fine gold fraction” of the sample, carried in the gravity tails, was analyzed by standard fire assay at the Lakefield or SGS laboratories in Belo Horizonte. The grade of the total sample is the sum of the grades separately represented by the “coarse” and “fine” gold fractions.

Bulk samples from the nine surface trench sites ranged from 265 tonnes to 2,208 tonnes each, with an effort made to separately sample and analyze any lateritic material present from underlying saprolitized bedrock material. The gold grade for each trench was estimated in advance of the bulk sampling using assays of samples composited from small volume core samples of holes previously drilled along the trench sites (from 4 to 6 holes at each site). In all cases, the grades of the bulk samples were higher than the drill-estimate grades. The grade of the bulk sample coarse gold fraction alone exceeded the drill grades.

The 2 meters diameter vertical shaft was sunk near the centre of the deposit about 300 metres from a decline sunk during an earlier bulk-sampling campaign in the 1990’s. The shaft is 150 metres deep and was sampled continuously at 2 to 4 metre intervals. An additional 107 metres of underground drifts were developed at the bottom of the shaft in both directions along the strike of the orebody. The shaft follows a vertical NQ (47.6 millimeters diameter) core hole which served as pilot hole for the shaft development.

Gold grades of the shaft bulk sample, weighing from 13 to 38 tonnes each, were compared directly against assays of the 2 metre interval drill core samples from the shaft pilot hole, approximately 8 kilograms each. Without exemption, these comparisons show that the bulk samples contain significantly more gold than the equivalent drill hole intervals. This disparity is especially significant in the higher grade zones, for example from 124 metres to 150 metres depth where bulk sampling shows the 26 metre interval to contain an average of 3.88 grams per tonne gold, as compared with the drill-indicated grade of 0.70 grams per tonne gold.

In 2005, 10,231 metres were drilled in 104 holes to upgrade inferred resources into indicated and create the basis for a reserve update.

In 2006, a total of 4,620 metres were drilled in 20 holes to check the continuity of the gold mineralization along the strike-open extensions northwest and southeast of the deposit.

In 2007, a total of 7,684 meters were drilled in 18 holes, being 3 of them exploratory holes, investigating the extension of the deposit at depth, and the others being infill holes.

The objectives of this infill drilling program were:

•                  To investigate the behavior of the deposit at depth, three holes were planned and executed. One in the northern portion of the deposit, showing a limited extension of the mineralization (4m @ 0.80 g/t) and two others in the middle portion of the deposit. These two holes were drilled in opposite directions, crossing at around 700 m of depth, right beneath the deposit. The hole SF-487, at SW of the deposit, showed better results, indicating some promising intervals, for underground mining consideration: 1. @ 7.17 g/t (452 to 458m) and 8.9m @ 6.08 g/t (572 to 592m) including 1.0m @ 30.05 g/t (576 to 580m), being all thickness measures in true width.

•                  Understand main geological and grade features at the south and center-south portions of the deposit. Total of 15 holes were drilled, to increase the knowledge of the deposit, upgrading the category of inferred blocks. All holes intercepted hydrothermal alteration, which varied from weak alteration, usually associated with low gold grades, to high grade intercepts, such as 14m@11.63 g/t, at the 132 m depth, in the SF 502. Gold mineralization reflects the same geological features of previously drilled areas, including green sericite alteration, low content of oxidized sulphide and sparse narrow quartz veins.

11.0                        DRILLING

All drilling to date, including reverse circulation and diamond drilling, has totaled 87,757 metres in 498 holes.

From this amount, a total of 50,917 metres in 334 drill holes was completed by Santa Elina on the deposit and immediate area from 1990 through 1997, and all diamond drill core was either NQ (47.6 millimetre diameter) or HX (76.2 millimetre diameter) in size and core recoveries were above 95%.

SÃO FRANCISCO DRILLING Pre-2003

Years	Holes	Meters
1990-91	21	1,104.3
1993-95	166	30,185.9
1996 (expl.)	4	776.0
1996 (metallurgical)	6	1,605.1
1996 (infill)	36	5,038.5
1997 (infill diamond)	25	3,256.2
1997 (infill RC)	67	7,873.0
1997 (twins RC)	3	478.0
1997 (condemnation RC)	6	600.0
Total	334	50,917.0

Reverse circulation drilling accounts for 8,951 metres of total, and six of the core holes were drilled for metallurgical purposes. The resource area was drilled on a 25 metre by 25 metre grid. The drill holes are a combination of vertical and northeast and southwest inclined holes (mostly at an angle of 60°). Drilling was carried out by a variety of Brazilian contractors.

Specific gravities were calculated in the classic manner of weighing in air and weighing in water of a paraffin coated section of core.

Core recoveries, measurements of RQD, and geologic descriptions (including lithology, alteration and mineralization) were all made before the core was sampled.

Alteration and mineralization attributes are, sulphide content, presence of gold nuggets, occurrence of sericite, kaolin and hematite and the abundance of quartz. The presence of one or more of these attributes almost always indicates a higher gold grade.

A diamond drilling program was conducted at the São Francisco Project from November 2003 to March 2004, which was the first drilling on the project since 1997. The main objective of this drilling program was to verify the continuity of the deep high-grade zones encountered in the previous São Francisco drilling programs.

At this campaing, a total of 49 core holes averaging 300 metres in depth were drilled in 38 sections covering the entire mineralized strike of the deposit, being a distance of 1,850 metres. Of these 49 holes drilled in the program, 44 were vertical and 5 were inclined.

For the first half of the drilling program (25 holes totaling 7,400 metres), soil and saprolite are present and the upper parts of the drill holes were started with HQ (63.5 millimetre diameter) core with the major parts of the holes in fresher rock at depth drilled with reduced size NQ (47.6 millimetre diameter) core. The second half of the program (24 holes totaling 7,630 metres), the entire length of each hole was drilled with HQ (63.5 millimetre diameter) core. The mid-program change to HQ (63.5 millimetre diameter) core was mandated by the need to obtain larger-volume drill samples that might more fairly represent the actual in-situ gold grades.

Core recovery averaged 95% with losses confined to the shallow soil and saprolite zones. Even in these zones core recoveries were higher than 80%.

A total of 104 vertical core core holes averaging 100 metres in depth added 10,231 metres of drilling in 2005 with the purpose of converting inferred blocks in the southern and northern edge of the designed final pit into indicated resources.

A total of 20 angled and vertical exploratory core holes, averaging 230 metres, added 4,620 metres of drilling in 2006. These exploratory holes were drilled for the purpose of verify the continuity of the mineralization along the north and south extensions of the ore body strike.

In 2007, a total of 7,684 meters were drilled in 18 core holes. The upper part of the holes were drilled with HQ diameter, with sampling of one half of the core, and the remainder was drilled using NQ diameter. To assure a minimum of 6 kg of sample, the core was first sawn in half, with sampling of half, and the other half was sampled in half, to have in total a 3 quarters of the core.

The table 11-1 summarizes the existing drilling:

Table 11-1: Drilling Summary.

Campaign	Nr of holes	Start	End	Meters	Objective
1990	21	SF-001	SF-021	1102,35	Exploratory
1993/1995	145	SF-022	SF-166	30239,63	Infill
1996	40	SF-167	SF-206	6649,26	Infill
1997	106	SF-207	SF-231	12199,10	Infill
		SF-232	SF-241		Infill (Reverse Circulation)
		SF-242	SF-246		Infill
		SF-247	SF-312		Infill (Reverse Circulation)
2003/2004	49	SF-313	SF-361	15029,90	Exploration down-dip
2005	104	SF-362	SF-465	10232,40	Infill
2006	20	SF-466	SF-485	4620,25	Step-out drilling
2007	18	SF-486	SF-503	7684,10	Exploratory/step-out
TOTAL	503	-	-	87756,99

12.0                        SAMPLING METHODS AND APPROACHES

The sampling procedures utilized for the drilling programs prior to 2003 are presented in Section 12.1 and were taken from WGM’s study. Sampling method and approach used for the 2003-2004 exploration programs are summarized in Section 12.2, with additional details presented in the final reports on Drilling (Appendix I), on the Shaft and Drift Excavations (Appendix II and Appendix III) and on the Mineral Resource (Section 17). A report on sampling based on a site visit by Francis Pitard is presented in Appendix IVa (from 2003-2004) and .Appendix IVb (from 2005).

12.1                        Pre-2003 Programs Sampling Method and Approach

The following was taken from WGM’s previous study. The Current methodology defined during this stage with pilot plant facilities and the same parameters as suggested by Francis Pitard works are followed. Details of this work can be found also in the Chapter of QAQC, under the Section 14 of the present report, with full reviewed for the mineral resources evaluation by NCL Consultants.

12.1.1              General

“Pre-1997: HX core was split and 11-kilogram samples were collected at 2-meter intervals from one-half of the core. NQ core was also sampled at 2-meter intervals, but the whole core was used in order to provide an adequate sample size. This splitting procedure was also used in 1997.”

“The evident gold nugget effect led Santa Elina to develop specific protocols. On site, samples were crushed to quarter inch and pulverized to minus 2 mm in a hammer mill. A fraction was saved for ore characterization and the rest was panned to remove the “gravity” gold (+150 mesh), which was amalgamated and assayed at the São Vicente mine facilities. The heavies that remained after amalgamation were assumed to contain no gold but were captured and saved. The entire pan tailings were collected, dried and split to a 1.8-kilogram sample and shipping to the NOMOS laboratory in Rio de Janeiro for gold analysis of a 50-gram sample by fire assay with an AA finish. The value obtained from this assay was termed the fine, or “Chemical” gold one. Therefore, each 2-meter interval has two assays, gravity and chemical and the sum of them is the total gold grade.”

“1997: A QAQC audit by consultant Kenneth Lovstrom, while generally finding no fault with past procedures led to the introduction of a more industry standard protocol for the 1997 program. NOMOS set up a preparation and analytical lab on site and assaying was done on entire samples using fire assay with an AA finish. In this sample stream there was no “gravimetric” gold assay. Almost two thousand 1997 samples were analyzed using both pre-1997 and 1997 protocols. It was concluded that results were comparable and that pre-1997 sampling data were reliable and by inference that the “gravimetric” step was not necessary. This subject is further discussed in Section of QAQC.”

“A large portion of the 1997 São Francisco drilling was reverse circulation. These samples were also taken at 2-meter intervals. Sample collection was done using a cyclone installed at the drill rig. One of two splitting devices was set under the cyclone. A “Jones” splitter was used for dry samples and a rotating hydraulic splitter for wet samples. Both splitters provided for 100% capture of cuttings with division of sample produce handled automatically. A portion of the sample was dried and sent to NOMOS and a portion retained on site.”

“Check assaying was carried out for Santa Elina by Bondar-Clegg in Vancouver and GeoLab in Brazil.”

12.1.2              Quality Assurance/Quality Control (QAQC)

“The QAQC audit was undertaken prior to the 1997 program. In addition to the introduction of new preparation and analytical protocols a system of check sampling was also introduced. It consisted of the introduction of blanks and standards (four of them prepared by Bondar-Clegg in round robin process from material from Santa Elina’s Fazenda Nova project) each 26 samples, duplicates each 10 samples and checks of 5% of the pulps at a second lab. The conclusion of Mr. Lovstrom in January 1998 was that the assay data were acceptable for use in resource estimates.”

“Notwithstanding this study, WGM has recently received some data obtained after January 1998 regarding a 50-sample set of pulps which were subjected to a metallic sieve assaying method followed by fire assay and an AA finish at the NOMOS Laboratory. These results were compared with the historic results using the pre-1997 Santa Elina procedures and the procedures introduced following the QAQC audit noted above. While the small sample population does not allow for definite conclusions there is a large discrepancy between the metallic results and the historic ones. The metallic grades are much higher. In addition the same data notes that the pre-1997 Santa Elina procedures included deducting 8% from the gravimetric Au assay to account for Ag amalgamated with the Au. This deduction is corroborated by historical losses in gold refining at the São Vicente mine. Both issues raised by this 50-sample set should be further investigated.”

The issue of coarse gold on the overall grade of the São Francisco deposit was investigated further during the 2003-2004 drilling program and is discussed in the following section.

12.2                        2003-2004 Program Sampling Method and Approach

Samples were taken on 2-meter intervals from each hole in the 2003-2004 diamond drill program. The locations and depths of the holes and assays of the best intervals are presented in Tables 1 and 11, respectively, in the Drilling Report (Appendix I).

All HQ core drilled during the 2003-2004 drilling campaign was split in half with one half being retained and the other half used for analyses. The entire NQ core (at 2-meter intervals) was taken for sample analyses, except a single hole at the beginning of the drilling program where only half the core was analyzed.

Metallic screen analyses were used to determine gold content of each sample. This analysis is generally used when coarse gold is present in the sample. It gives more reliable and consistent results when compared to a straight fire assay of the samples. The analysis is summarized as follows:

•                  Each sample (about 8 kilograms) is crushed, then pulverized.

•                  The sample is then screened at 0.15 mm (150 mesh), and the weights of each fraction recorded.

•                  The gold content of the plus 0.15 mm fraction is determined by fire assaying the entire fraction (minimum of 30 grams).

•                  The gold content of the minus fraction is then determined by taking three 50-gram portions of the minus 0.15 mm fraction and fire assaying each portion.

•                  The results of the two fractions are combined and an assay for the whole sample is calculated.

Samples were assayed by Lakefield-Geosol and SGS, both in Brazil. A more detailed description of the sampling program can be found in the “Drilling Program Report November 2003 to April 2004” presented in Appendix I.

The coarse gold effect in the São Francisco deposit affects the accuracy and reliability of the results. Evidence indicates that a significant portion of the coarse gold that is present is not being sampled. An independent consultant, Francis Pitard, evaluated the coarse gold effect and gave recommendations on possible methods to improve the estimated gold grade. His evaluation indicated that bulk samples needed to be taken to obtain a better estimate of gold grade. He concluded that the actual grade of the deposit is probably higher than indicated.

A vertical shaft was sunk to obtain bulk samples to more accurately determine a gold grade and whose results were then compared against nearby drill holes. The shaft is located about 300 meters from a decline that was developed in the 1990’s for a previous bulk-sampling campaign. The total depth of the shaft was 150 meters. At the bottom of the shaft, another 107 meters of underground drifts were developed in both directions along the strike of the orebody.

The results from these comparisons show that for high-grade intervals the bulk sampling tests have significantly more gold than in the comparable drill hole intervals. Additional information on the coarse gold effect is presented in the “Shaft and Drifts Excavation – L300S Final Report” in Appendix III.

The bulk samples obtained from the shaft and drift materials were classified as “Marginal or ROM Ore”, “Average Grade Ore” and “High-grade Ore”, based on the geological logging and gold grades of a vertical hole that was drilled as a pilot hole for the shaft. The “Marginal Ore” bulk samples were sent to São Vicente facilities, where the material was leached in four large columns of 1.8 meters in diameter and 10 meters high (about 40 tonnes of ore each).

The “Average Grade Ore” bulk samples were fed to a gravity concentration plant, also located at the São Vicente facilities. Nearby drill holes have shown evidence of visible coarse gold with gold grades in the 1 g/t range.

Samples taken from the shaft at depths between 25 to 57-meters and from 103 to 130-meters were classified as “Average Grade Ore”. The ore type of the top interval was PDC while the lower interval was classified as FOX-1. Samples taken from the 130 to 150-meter interval were classified as FOX-1 and “High-grade Ore” (> 3g/t Au). Each one of these three intervals was then separately processed in the gravity concentration plant.

Sampling methods and approaches are discussed in the next section, in what regards to sampling type, density and other factors that could materially change the present estimate. In regards of sample quality, the reader is referred to the item 14 of this report. The author does not consider necessary to list here the mineralized intercepts, as recommended by the 43.101 NI, due to the fact that Sao Francisco is a producing mine.

13.0        SAMPLE PREPARATION, ANALYSIS AND SECURITY

As required by the 43.101, NCL does represent that it has verified the procedures in place for sampling, sampling preparation, security and analytical procedures and has found them adequate and enough for mineral estimation, even considering the sampling challenges existing at Sao Francisco.

Samples from São Francisco are predominantly drill core (HX-size 76.2 millimetre diameter or NQ-size 47.6 millimetre diameter) with a lesser number of chip samples from reverse circulation drill holes. Holes in the resource areas were drilled on 25 meters x 25 meters grids. Core recoveries averaged better than 95%.

The HX-sized core was split and 11 kilogram samples collected at 2 meters intervals from one-half the core. The NQ-sized core was also sampled at 2 meters intervals but the initially the entire core was used in order to provide an adequate sample size, but for the 2007 campaign, 3 quarters of the core were samples, leaving one quarter in the box, as archive.

Concerns about the gold nugget effect in sampling led Santa Elina to develop specific sampling protocols. From 1990 to 1997, samples were taken at 2 meters intervals from one-half of the diamond-sawed core. Samples were crushed on site to quarter-inch and pulverized to minus 2 millimetres in a hammer mill. A fraction of this was saved for ore characterization, the rest was panned to remove the so-called “gravity” gold (+ 150 mesh), which was then amalgamated and assayed at the São Vicente mine laboratory facilities. The heavies that remained after amalgamation were assumed to contain no gold but were captured and saved.

The entire pan tailings were collected, dried, and split to a 1.8 kilogram sample and shipped to the NOMOS laboratory in Rio de Janeiro for gold analysis of a 50 gram sample by fire assay with an AA finish. The value obtained from this assay was termed the fine or “chemical” gold assay. Therefore, each 2 meters interval has two assays, gravity and chemical, and the sum of them are the total gold grade.

The reverse circulation drill holes were also taken at 2 metre intervals. Sample collection was done using a cyclone installed at the drill rig. One of two splitting devices was set under the cyclone: a “Jones” splitter was used for dry samples, and a rotating hydraulic splitter for wet samples. Both splitters provided for 100% capture of cuttings with division of sample product handled automatically. A portion of this sample was dried and sent to NOMOS and a portion retained on site.

Past sampling procedures were audited in 1997 by an independent geochemical consultant, Kenneth Lovstrom of Tucson, Arizona. Lovstrom in general found no fault with past procedures, but for the subsequent 1997 drilling program he recommended a more industry standard protocol consisting of new preparation and analytical methods and a system of check sampling.

At the site, NOMOS set up a preparation and analytical lab. Assaying was done on entire samples using fire assay with an AA finish. In this sample stream there was no “gravimetric” gold assay. Almost two thousand 1997 samples were analyzed using both pre-1997 and 1997 protocols. It was concluded that results were comparable, that the pre-1997 sampling data were reliable, and that, by inference, the “gravimetric” step was not necessary. Some doubt has recently been cast on this conclusion.

Check assaying was carried out for Santa Elina by Bondar-Clegg in Vancouver and GeoLab in Brazil. The check assay system consisted of the introduction of blanks and standards each 26 samples, duplicates each 10 samples and checks of 5% of the pulps at a second lab. Four of the standards were prepared by Bondar-Clegg in a round robin process with material from Santa Elina’s Fazenda Nova project. Mr. Lovstrom concluded at the end of the program in January 1998 that the assay data were acceptable for use in resource estimates.

Since the restart of the exploration by SBMM, in 2004, the main laboratory used was SGS/Geosol Laboratory, in Belo Horizonte, with some assaying done at the ALS-Chemex laboratory, on the 2006 campaign. The sample preparation was performed at the SBMM laboratory until the 2006 campaign, while at the 2007 campaign both the preparation and assaying was performed at the SGS/Geosol laboratory. The protocol for preparation and assaying, since 2004, was the following:

•                  To account for the coarse gold, Screen Fire Assay is used. The sample, weighting 6 kg in average, is pulverized entirely at 150#.

•                  The resulting pulp is sieved using a 100# sieve, assuring a minimum of 30 gr of retained coarse material. From the passing material, after quartering three aliquots of 50 gr each are selected and assayed for gold, using fire assay.

•      The grade of the sample is made by the weighted average of the four results.

13.1        Security of Samples

For the pre-2003 work done, there is no information available regarding specific sample security procedures during sample preparation, analysis and/or transportation. Remaining drill core from São Francisco is stored under cover at the São Vicente project site, as are the sample pulps and rejects.

For the years 2003-2007 SEDM program at São Francisco, samples were collected, prepared and analyzed using stringent protocols, as established by Francis Pitard, a sampling consultant from Broomfield, Colorado.

Drill core was photographed in its entirety prior to splitting or sampling and then logged in detail. Samples were collected at 2 metre intervals continuously for the full length of the core.

The NQ (47.6 millimetre diameter) drill core produced during the first half of the drilling program was submitted in its entirety for sample analysis to maximize sample size, approximately 8 kilograms per each 2 metre sample.

This was considered necessary to alleviate some of the coarse gold nugget effect which is accentuated with small samples. During the second half of the program, all drilling was done with HQ (63.5 millimetre diameter) core. This core was sawed in half using a diamond rock saw and one-half of the core submitted for sample analysis and one-half retained for future reference.

For each 2 meters interval of HQ half-core yielded samples weighting approximately the same as the 2 meters intervals of NQ whole-core (i.e., 8 kilograms).

The 2 meters core samples were carefully labeled using replicate tear-off control tags and sealed in secure plastic bags for shipment to independent analytical laboratories. Blank samples and standard samples were inserted for control purposes for every 20 samples submitted for analysis. All sampling and bagging was personally carried out or closely supervised by a Yamana geologist.

Samples were then transported by a commercial trucking contractor directly to the Laboratory Lakefield-Geosol or SGS do Brasil Ltda, an independent certified analytical laboratories located at Belo Horizonte, Brazil.

14.0        DATA VERIFICATION

The overall integrity and internal consistency of the database was checked when preparing the data for estimation. NCL checked the computerized records (drill hole collars, down the hole surveys, assays, and geologic coding) against original information for about 10% of the total new drill holes (drilled after January 2007). As in 2007, eighteen holes were drilled; two of them were selected randomly. NCL reviewed all the records of them, not finding any discrepancy with the original records.

Very little adjustment was necessary, following the visit, to adjust some items of the database found incorrect. All problems were corrected with the prompt help of the site personnel.

In general, the database is considered adequate and in accordance to international standards. Yamana Gold continues to maintain an orderly database and filing systems with all the relevant information by drill hole and on site.

14.1        Database Quality Assurance / Quality Control (QA/QC)

The quality control of the pre-Yamana exploration results was analyzed by the consultant Kenneth Lovstrom. Mario Rossi studied the results of the campaigns of 2004 and 2005, and NCL verified the results of the 2006 campaign. All these reports were verified to draw the conclusion in respect to the quality of the previous campaigns. For the present study, only the 2007 campaign is detailed, if the reader needs details in regards to the previous campaigns, he/she should refer to these reports.

In 2007, SBMM used 112 Standards and 127 blanks divided among the 34 batches of diamond drilling sample sent to SGS. One standard and a one blank were inserted in each group of 20 samples. The standards used were acquired from GeoStats and the blanks were taken from the same place used in previous campaigns. The comments are as follows:

The range of acceptance to evaluate the accuracy of the laboratory corresponds to twice the standard deviation of the grade of each standard, as informed by the manufacturer. From the 112 standard analyzed, 10 stayed out of the pre-established limits (8.9%). Most happened with the standard G398-3, with 5 results below the minimum acceptance range. This could represent an understating of the grade reported by the laboratory, at this range of value.

Table 0-1: Standards used by Yamana to check 2007 Drilling Campaign results.

Std	Lower SD	g/t Au	Higher SD
G398-3	1.51	1.73	1.95
G996-7C	5.21	5.99	6.77
G997-1	0.33	0.41	0.49
G998-6	0.68	0.80	0.92

Of the 127 used blanks 9 presented grades varying between 0.011 e 0.064g/t, and one anomalous grade of 1.564g/t. The batch with this anomalous grade was requested to the laboratory to be repeated.

Except for this batch, the overall distribution is quite homogeneous across the available grade ranges and is shown in the next figures. The number of blanks samples available is sufficient to define and characterize the potential contamination. Only 7% of the samples have returned with non-blank values, but the high grade would be an alert grade.

Figure 0-1: Graph showing the distribution of Blank samples.

Figure 0-2: Results from Standard G398-3.

Figure 0-3: Results from Standard G996-7C.

Figure 0-4: Results from Standard G997-1.

Figure 0-5: Results from Standard G998-6.

The results are overall acceptable; however there are some cases that the assays were outside of the acceptable ranges. It is recommended that, for future campaigns, results of standards and blanks out of the acceptable range should implicate in request to the laboratory to repeat the assaying, with fresh control samples, until the results of these fall within the acceptable limits.

15.0        ADJACENT PROPERTIES

No data from any adjacent property were used in determining the mineral resources or mineral reserves for the São Francisco Mine.

16.0        MINERAL PROCESSING & METALLURGY

16.1        Processing

Processing at São Francisco consists of a combination of gravity concentration and heap leaching. Average and high-grade ore will be crushed and processed through a gravity concentration circuit prior to heap leaching. This material as named as GLO or Gravity Leaching Ore. The current cut off grade for GLO is 0.6g/t. Average of production of this material in 2007 was 0.73g/t.

The Marginal grade is named Dump Leach Ore (DLO), with grade ranges from 0.20 and 0.60g/t, and this ore is only leached. DLO material is stacked in a rate of 3 to 4 to 3 to 4 million tonnes of ore per annum.

GLO (or crushed Gravity Leaching Ore) is processed in a rate of 3 to 4 million tonnes of ore per annum, is subdivided operationally in two main categories, the CLO or Crushed and Leaching Ore, from grades of 0.6 to 0.75g/t, which is crushed to 80% of the material to 10” grain size and also sent to the heap leaching pads, in a proportion of 20% of total mass. Material from the GLO which is above 0.75g/t is crushed in the same grain size and treated at the gravimetrical plant.

Average grade ore will be crushed in three stages to a nominal size of 12-mm, screened, and the plus 6 mm fraction sent directly to the heap leach facility. The minus 6-mm fraction will be sent to the gravity plant. A gravity concentrate will be produced for further processing while the gravity tailings will be sent to the heap leach facility. The same will be done for the high grade ore, except that an additional stage of crushing will obtain a final crush size of 3-mm and all the high grade will be processed through a gravity concentration circuit prior to the gravity tails being heap leached. The separate high-grade circuit has been added to enhance recovery from the highest grade +/- 5% of the orebody that contains +/- 25% of the total ounces. The high-grade circuit increases recovery on average by approximately 13%.

The gravity circuits will operate in conjunction with an un-lined slimes pond. Reclaim water from the slimes pond will be used to slurry the ore. The ore is de-slimed using cyclones at the feed end of each gravity circuit. Because the ore is de-slimed, there will be no need to agglomerate the ore for heap leaching.

The heap leach is designed as a multiple-lift operation. DLO and crushed ore will be stacked in separate areas using trucks and bulldozers in nominal 8-meter high lifts, to a maximum total heap height of 64 meters. The ore will be irrigated using a drip emitter system. Low grade leach solution from the DLO portion of the leach pad will be recycled to the crushed ore area to upgrade the solution value prior to being processed through the recovery plant. The gold will be recovered from the heap leach solutions using a standard activated carbon adsorption/desorption/recovery circuit. Gravity concentrates and the loaded cathode material from the carbon recovery plant will be combined and smelted to produce a doré product.

The heap leach facility is designed using the concept of controlled discharge, allowing no unplanned or uncontrolled discharges of process solution to the environment. Pregnant, Intermediate, and Barren ponds are included for normal operations. An Excess Solution pond is included for containing excess leach solutions resulting from process upsets or heavy precipitation events. Excess solution that cannot be returned to the leach system will be neutralized using hydrogen peroxide, and discharged into a large Security Dam. The Security Dam will provide an additional monitoring location to insure that all treated solutions meet the project discharge standards prior to release to the environment.

To help minimize the amount of solution collected during the rainy season, a large part of the heaps will be covered with thin, temporary liners acting as rain barriers. The uncontaminated rainfall collected by the rain covers will be diverted off the heaps and into the Security Dam where it will mix with other solutions prior to being discharged to the environment.

The general process flow sheet is shown in drawing 5559-200 located on the following page.

Figure 16-1: SBMM Drawing 5559-200, general process flowsheet.

All the Metallurgical Tests performed by Yamana Gold Inc (or SEDM at that time) applied for the feasibility study to project implementation in 2004 is presented in the Appendix VI – Metallurgical Tests for Feasibility Study and Implementation.

A review of the test results resulted in the metallurgical design criteria as shown in Tables 16-3 for the tests period and the table 16-4 shows the current metallurgical process applied for São Fracnsico production. From 2004 to the current operation, material changes can be observed, most important are the Lime addition (in the project was 1kg/t and currently the production is being performed with 0.4kg/t; also the DLO leaching time, at the project of 150 days, and now, production being done with 180 days).

Table 16-3: Metallurgical Design Criteria.

	GLO	ROM
Marginal grade		ROM only
Average Grade	80% -12mm
High-grade	100% -3mm

Lime Addition	1 kg/T	1 kg/T
NaCN Consumption	0.250 kg/T	0.250 kg/T
Leach Time	180 days	150 days

Table 16-4: Metallurgical Actual Criteria.

	GLO	DLO
Marginal grade		DLO only
Average Grade	80% -12mm
High-grade	100% -3mm

Lime Addition	0.40 kg/T	0.40 kg/T
NaCN Consumption	0.250 kg/T	0.250 kg/T
Leach Time	180 days	180 days

Tables 16-5 demonstrate the project predicted field recoveries, and the table 16-6 shows the current production recoveries at São Francisco. Comparing the figures, most important changes are:

•	PDC DLO material changes recoveries from 51% to 65%

•	the recoveries for the FOX1/2 at the gravimetric circuit were 28% at the project and after two years of production this recoveries increased to 30%;

•	As results of the two improvements above, the total recoveries for GLO improve from 75% to 77% and for DLO significantly from 51% to 65%

Table 16-5: Predicted Field Recoveries.

	Ore Type	Gravity Recovery	Heap Leach Recovery (See Note 1)	Total Recovery
Average Grade Crushed Ore
	PDC	34%	47%	81%
	FOX1/2	28%	47%	75%

High Grade Crushed Ore		77%	12%	89%

Marginal Grade DLO Ore
	PDC		51%	51%
	FOX1/2		77%	77%

Table 16-6: Current Production Recoveries.

	Ore Type	Gravity Recovery	Heap Leach Recovery (See Note 1)	Total Recovery
Average Grade Crushed Ore
	PDC	34%	47%	81%
	FOX1/2	30%	47%	77%

High Grade Crushed Ore		77%	12%	89%

Marginal Grade DLO Ore
	PDC		65%	65%
	FOX1/2		77%	77%

Note 1:     The heap leach recovery shown in the above table is the combined recovery expected from both the gravity tailings and the plus 6-mm coarse fraction. The recovery is calculated back to the original head grade.

As we demonstrate the current metallurgical parameters in the tables 16-4 and 16-6, the column tests and pilot plant tests from the KCA feasibility study will be presented only as a citation or demonstration that all the projected infra-structure for production was implemented (Appendix VI), and improved since the start up of the operations. The improvements on recoveries can be quantified at table 16-6.

17.0        MINERAL RESOURCES/RESERVES

17.1 Mineral Resources

The present study used a technique very similar to the one used in March 2007, by NCL. And this evaluation used the same technique to the previous study (Rossi, March 2006), Multiple Indicator Kriging, with the addition of the factoring of the grades, in order to circumvent the difficulty in sampling this deposit due to the coarse gold problem, described in the item 9.

What distinguish the present study from the previous is:

•      New drilling information

•      Updated geological interpretation of the LOW and HIGH Hydrothermal Alteration Zones (HAZ)

•      A more extensive period of bulk sampling results, improving the factoring of the model

The reported mineral resources are inclusive of any Mineral Reserves derived from this block model, as set out herein.

17.1.1   Software Used

The Geostatistical analysis of the deposit was carried out using three different softwares: MS Excel (parameters for factoring, statistics, variogram modeling), Gemcom (density study, block model construction, anisotropy study, factoring) and GSLIB (variography, exploratory data analysis, Multiple Indicator Kriging).

17.1.2. Database

The information was made available in the following formats:

•      Drillhole information, for exploration samples, was supplied in an Excel file (collars, survey and log data).

•      Solids and surfaces were supplied in dxf format (LOW and High HAZ solids, and limit of saprolite surface, primitive topography, updated topography of Dec 2007, metallurgical types limits)

•      Bulk samples and quality control information in Excel files.

•      Previous reports in pdf and word format.

The sample data are summarized in Table 17-2: Sample Data Base.

Table 17-2: Sample Data Base.

Sample Type	Quantity of Samples	Sampled length (m)
Core	39608	79229
Reverse Circulation	4238	8526
Total	43846	87756

Sampling interval is usually 2m down the hole. About 65% of the holes are vertical, usually shorter holes, but some of them dip 60° to 70° to either azimuth 230° or 50°, aiming to explore the deeper parts of the deposit.

The fields available in the São Francisco database are lithology, sulphide contents, presence of quartz veins and sericitic bands, presence or absence of kaolin, hematite, gold nuggets, the degree of silicification and the relationship of the quartz veins with the wall rocks. The logging is carried out using numeric codes, whose meaning are given in the. Erro! Fonte de referência não encontrada.

Table 17-2: Codes in the drillhole logging.

A-LITHOLOGY

Lithology	Code
Soil + Saprolite + Laterite	1
Meta Conglomerate	2
Meta Sandstone Conglomeratic	3
Meta Sandstone with Meta Pelite	4
Feldspatic Meta Sandstone	5
Hydrothermal Alteration Zone	6

B- SULPHIDES

Quantity	Fresh Rock Code	Oxide Rock Code
High >100	1.1	2.1
Average 50 a 100	1.2	2.2
Low 10 a 50	1.3	2.3
Very Low <10	1.4	2.4
Not present	0

C- QUARTZ VEIN

Frequency	Code
High >50%	1
Average 20 a 50%	2
Low < 20%	3
Not present	0

D- SERICITICS BANDS

Frequency	Code
High >50%	1
Average 20 a 50%	2
Low < 20%	3
Not present	0

E- NUGGETS/KAOLIN/HEMATHITE

Frequency	Code
Present	1
Not Present	0

F- SILICIFICATION

Intensity	Code
High	1
Average	2
Weak	3
Null	0

G-RELATIONSHIP BETWEEN QUARTZ VEINS AND THE WALL ROCK

RELATIONSHIP	Code
Concordant	C
Discordant	D
Horizontal	H

Although not a lithology in strict sense, code 6 of the Lithology table in the database is the type that indicates the sample intervals classified as showing hydrothermal alteration. This is used to produce the interpretation and construction of the two mineralized envelopes, LOW HAZ and HIGH HAZ. Code 1, also not a lithology, describes weathered rock, which is used to define the surface separating saprolite from unweathered rock, the PDC.

17.1.3   Geologic Modeling

The solids and surfaces were received from Yamana, and no modification was implemented on them by NCL. Only checks of consistency and the verification of existence of “holes” or overlapping was carried out, without finding any problem.

Two solids and four surfaces were received:

1.               HIGH HAZ: envelope containing the rock with significant hydrothermal alteration. It is usually associated with the higher grades;

2.               LOW HAZ: envelope that usually includes the HIGH HAZ envelope, and contain the rock with weaker hydrothermal alteration;

3.               Limits between the metallurgical types: Saprolite, PDC, FOX1 and FOX2. These types reflect decreasing weathering, and are roughly parallel to topographic surface. Besides those, the topographic surface representing the status at December 2007 was used, to account for the mined out zones.

Below is the description of the methodology used by Yamana Exploration team for the geologic modeling:

17.1.3.1       Criteria used in the geologic interpretation

The interpretation of the mineralization was made by hand, on paper sections equidistant of 100m, 1:1000 scale. The following information was displayed, for each interval of sampling of 2m:

•      Colors Codes with numerical values, for visual classification of the elements of the mineralization made from the description of the drillholes (drillhole logging), in the following order of importance: nugget>sulphide (py) > >sericite quartz > hematite > kaolin).

•      Code numbers for the intensity of the hydrothermal alteration: four types were distinguished: Saprolite, Weak alteration, Strong alteration and Waste

The following criteria for the interpretation of the envelope of alteration had been used:

•      Extrapolation of the orebody until half distance between drillholes;

•      Snapping of the contact strings on the samples limits;

•      Only including alteration intervals relevant for the resource estimation (small intervals were not considered).

Here are the criteria used to define each of the mineralized envelopes:

High Grade HAZ:

The following criteria must be met for any interval to be defined as part of the high-grade alteration zone:

a.     Quartz log code equal or higher than 2.

b.     Sulphide log code equal or higher than 2.2 or 1.2.

c.     Gold assay equal or higher than 0.40 g/t (60% Cumulative Probability).

d.     Nugget code equal 1.

e.     Intercept Length:

•      Samples interval or 6m length with two or more acceptable index (one if there are sulfide high or gold assay), in continuous mineralized zone.

•      Continuous mineralized zone must have at least 2 intercepts at maximum 35 meters apart. Structural orientation of the mineralized zones must be shallow dipping to NE in the open pit mineralization (extensional veins zone)) or steeply dipping to NE in the Deep South mineralization (extensional + shear veins).

•      6 samples interval or 12m with two or more acceptable index (one if there are sulfide high or gold assay) to create discontinuous ore zone. Discontinuous ore zone must be extruded in a half section thickness. Structural orientation must have the same of continuous mineralized zone

Low HAZ:

The following criteria must be met for any interval to be defined as part of the high-grade alteration zone:

a.     Litho log code equal 4.

b.     In the conglomerate and basement lithologies the alteration boundary must be defined by the presence of sulfide (code number=0). The low grade mineralization envelope must contain all the high HAZ zones and be extended down dip to the bottom of the model. Low HAZ envelope boundaries must be steeply dipping or vertical.

c.     Intercept Length must be 3 samples or 6m with one or more acceptable index (rock code 4 or sulfide number of 0).

17.1.3.2        Geological Model Update

The main difference of the present model to the previous ones was the extension at depth allowed by the two deep holes (SF-486 and 487) of both envelopes, LHAZ and HHAZ. Several improvements were made, in part due to the results of the new infill holes, but also to simplify the outline of the envelopes, allowing better linkage between sections.

17.1.4           Specific Gravity

A systematic drill core density measurement program was carried out to determine the Specific Gravity to be adopted on the block model. It was adopted the coated wax method using core samples taken from all drilling stages. Measurements were taken from 1,457 core samples representing 54 drillholes distributed along 25 drill sections, which means 3.4% of the drill samples collected so far. Priority was given to the mineralized or marginal zone including all lithologic types.

The core samples (10cm long) were taken at 4m intervals down-the-hole, dried in oven, weighed, coated with wax (paraffin), weighed again and submitted to volume measurement in private with water inserted with a 1ml precision pipette.

The table below, Table 17-3, represents the average of the samples contained between the metallurgical surfaces (above SAP-PDC, PDC-FOX1, FOX1-FOX2, below FOX2), and the following table, Table 17-4, represents the values adopted for each of the zones compounding the block model. This choice was a joint decision of Yamana and NCL teams.

Table 17-3: Mean of Densities according to metallurgical zones.

ZONE	MEAN g/cm3	NR SAMPLES
SAPROLITE	2.46	63
PDC	2.60	184
FOX1	2.61	918
FOX2	2.62	292
TOTAL	2.60	1457

Table 17-4: Adopted values of Specific Gravity for the block modeling.

ZONE	MEANING	DENSITY g/cm3
0	WASTE	2.6
1	LOW HAZ	2.6
2	HIGH HAZ	2.6
3	SAPROLITE	2.46

17.1.5           Selection of Representative Sample for Estimations

The samples contained within the geologic solids are select to interpolate the grade of these solids. A hard boundary was used, what means that samples outside of the boundary do not have any influence on the blocks inside the boundary. In some occasions it is necessary a procedure to reflect the gradation between two adjacent zones. But for Sao Francisco, this is not necessary because the transition between the HIGH and the LOW HAZ is sharp, having only a very subtle transition. A contact analysis is reported, showing that the division between these two domains has statistical significance.

Considering that, the populations of samples were selected, using the Gemcom:

•      HIGH HAZ population: Samples whose centroid was contained in the HIGH HAZ envelope;

•      LOW HAZ population: Samples whose centroid was contained in the LOW HAZ envelope and was not contained in the HIGH HAZ envelope;

•      SAP population: Samples located over the saprolite surface.

The statistics of the populations of samples, selected as above, are the following:

Table 17-5: Basic Statistics of Samples inside the mineralized zones.

SAP	AU
Min	0.000
Max	36.70
Count	1,889
Count Au%=0	90
%Au=0	4.76%
Mean	0.432
Desv pad	1.29
Coefic Var	2.99
Var	1.67

HHAZ	AU
Min	0.000
Max	311.11
Count	9,816
Count Au%=0	186
%Au=0	1.89%
Mean	0.843
Desv pad	4.80
Coefic Var	5.70
Var	23.07

LHAZ	AU
Min	0.000
Max	42.27
Count	20,609
Count Au%=0	3,569
%Au=0	17.32%
Mean	0.120
Desv pad	0.71
Coefic Var	5.87
Var	0.50

17.1.6         Composite Samples

After statistical analysis of the length of the original samples, 2 m was chosen as the length for compositing the samples in order to have all values at a similar support. The reason is that the mode of the distribution of lengths is very close to this number, therefore preserving the detail obtained in the sampling, while still having a good agreement between the basic statistics of the samples and composites. 97% of the samples have length equal to 2.0 m.

Composites with length less than 1.0 m (50% of the standard length) were discarded. The exploratory data analysis of the selected composites is depicted below:

Table 17-6: Basic Statistics of Composites inside the mineralized zones.

SAP	AU
Min	0.000
Max	24.83
Count	1,851
Count Au%=0	155
%Au=0	8.37%
Mean	0.421
Desv pad	1.12
Coefic Var	2.67
Var	1.26

HHAZ	AU
Min	0.000
Max	251.54
Count	9,975
Count Au%=0	222
%Au=0	2.23%
Mean	0.842
Desv pad	4.24
Coefic Var	5.04
Var	18.01

LHAZ	AU
Min	0.000
Max	42.27
Count	20,295
Count Au%=0	4,427
%Au=0	21.81%
Mean	0.125
Desv pad	0.70
Coefic Var	5.58
Var	0.49

Figure 0-6: Histograms of the composites, separated by mineralized zones.

17.1.7           Contact Analysis for the Composite Samples

A contact analysis was performed to investigate if the geological envelopes are distinct domains separated by limits definable by the gold results.

These contact analysis demonstrate that for the HGZ or LGZ the models are adequate and representing different geostatistical domains (or distributions), also is possible to validate the hard boundary requirements for the evaluations.

Figure 17-7: Contact Analysis for LGZ and HGZ.

17.1.8         Class Definition for Multiple Indicator Kriging (MIK)

The definition of the thresholds (or indicators) and corresponding classes chosen to perform the MIK was the based on an attempt to divide the percentage of metal in similar proportions, therefore carrying similar importance.

Tables 17.7 through 17.9 show the Class defined by the Au Indicators, the corresponding class means, and the percentage of total contained metal for each class with respect to the total QM in the database, expressed as g/t*m, where g/t is the Au grade, and m is the composite meters. Note how the last classes, in all three domains, have a significant percentage of the total contained metal.

Table 17-7: Indicator Classes and Class Mean, Haz-Low Domain.

CLASS	Limit inf Au g/t	Limit sup Au g/t	CLASS MEAN Au g/t	% METAL
1	0	0.25	0.045	32.7%
2	0.25	0.5	0.342	14.3%
3	0.5	0.8	0.629	8.9%
4	0.8	1.2	0.969	6.7%
5	1.2	1.8	1.430	6.0%
6	1.8	3	2.318	5.6%
7	3	4.5	3.652	5.9%
8	4.5	>4.5	10.511	19.8%

Table 17-8: Indicator Classes and Class Mean, Haz-HIGH Domain.

CLASS	Limit inf Au g/t	Limit sup Au g/t	CLASS MEAN Au g/t	% METAL
1	0	0.2	0.089	4.6%
2	0.2	0.3	0.246	3.9%
3	0.3	0.5	0.389	7.4%
4	0.5	0.8	0.631	8.0%
5	0.8	1.2	0.971	7.3%
6	1.2	1.8	1.463	6.3%
7	1.8	3	2.284	8.0%
8	3	5	3.855	6.4%
9	5	10	7.150	11.7%
10	10	20	14.466	8.4%
11	20	>20	41.837	27.9%

Table 17-9: Indicator Classes and Class Mean, SAP Domain.

CLASS	Limit inf Au g/t	Limit sup Au g/t	CLASS MEAN Au g/t	% METAL
1	0	0.2	0.067	8.8%
2	0.2	0.3	0.246	6.8%
3	0.3	0.5	0.386	12.1%
4	0.5	0.8	0.628	12.5%
5	0.8	1.2	0.993	11.8%
6	1.2	1.8	1.472	9.3%
7	1.8	3	2.164	11.9%
8	3	6	4.039	14.0%
9	6	>6	12.415	12.7%

17.1.9           Block Model Parameters

For the construction of the block model, the codes listed in the table below were used.

Table 17-10: Zone Codes in the Block model.

ZONES	MEANING
500	WASTE
400	OUT
300	LOW HAZ
200	HIGH HAZ
100	SAPROLITE

The block size used was 10m x 10m x 10 m, based on discussions with Rodolfo Barata, mine geologist of SBMM in charge of the grade control. After him, this is the size that would better attend the planning needs of the mine, while keeping an acceptable error.

It is recognized that a larger block would allow less conditional bias, being ideal a size close to half the drill density, in the order of 25m x 25m x 10m. However, a block of this size would be inadequate for the mine planning.

Considering that the error of the individual blocks will be significantly reduced with the grade control drilling, a block size of 10m x 10m x 10 m will suffice for global estimates and also for the planning activities. A rotation was requested in order to have the sides of the blocks parallel to the strike of the orebody. The chosen rotation is 322°.

Below, the parameters of the block model:

Table 17-11: Block model parameters.

	ORIGIN	Origin rotated	Block size (m)	Number of blocks
X	215243.5968	0	10	120
Y	8354915.302	0	10	300
Z	810	0	10	92

São Francisco prototype was rotated by 38° in the XY plane

17.1.10         Variography

The GSLIB program Varmap was used, generating a cloud of point that was analyzed in a 3D environment. An ellipse was adjusted around the points after filtering the ones showing lower variance. An example, using the samples of the LOW HAZ envelope, is shown below:

Figure 17-8: Points from Varmap with ellipsoid adjusted. View to Az 340°

This technique is influenced by the distribution of the samples but it is considered by NCL the best indication of the grade continuity. The reason is that the shape of the cloud of variogram points will be roughly the shape of the orebody and it is expected that the grade will be more continuous in the directions of longest extension of the orebody. The directions indicated by the ellipsoid that better adjusts to the cloud of points are tested by variography, obtaining the nugget effect using the down the hole variograms, and the sills and the range, through modeling the directional variograms.

One important difference between this evaluation and the previous ones by Geosystems is that, after defining the directions of the anisotropy, it is used for all indicators and for both the search ellipsoid and the variograms. NCL considers this method the most adequate to represent the geology and mineralization. The strike angle used, for all zones, is Azimuth 322° and the dip, 65° with the horizontal, dipping to NE.

Correlograms were also tested, but the standard semi-variogram showed better structure in most situations. Therefore, only semi-variograms were used for modeling.

The variography parameters used in the kriging are listed below, commented by Zone. The variogram graphs are depicted in the Appendix V, Figures 07 to 29. Each figure is compounded by the down the hole variogram and by three variograms, the first on the direction with best continuity, the third to the worst and the second to the intermediate. To get the rotations used, the angles listed below need to be applied clockwise on the three axis, first the Z, second the Y and third the X. All of the variograms were calculated with a lag separation of 20 m with a lag tolerance of 10 m. A tolerance on azimuth and dip of 30° was used. All models are spherical. Search ratios normally are equivalent to 90% of the range of the variogram.

LOW HAZ:

Table 17-12: Variogram parameters LOW HAZ.

LHAZ	Nugget	MODEL	C1	R1	R2	R3	C2	R1	R2	R3	C3	R1	R2	R3
IND1	0.40	SPH	0.30	25	5	5	0.20	30	8	20	0.10	60	30	40
IND2	0.46	SPH	0.34	15	5	5	0.10	30	10	15	0.10	100	25	60
IND3	0.48	SPH	0.27	30	5	8	0.15	50	8	15	0.10	150	60	60
IND4	0.50	SPH	0.30	20	5	40	0.15	30	10	50	0.05	80	50	60
IND5	0.60	SPH	0.20	20	5	30	0.10	25	8	35	0.10	50	25	40
IND6	0.60	SPH	0.20	10	5	5	0.10	50	15	10	0.10	70	45	40
IND7	0.65	SPH	0.15	20	5	5	0.10	40	10	10	0.10	50	25	20

The anisotropy analysis indicated an ellipsoid oriented to N55°W, dipping 65° to NE. This analysis was made using the initial indicators (0.25 and 0.5 g/t Au) which have better structure and continuity. It is noted the previous study approach, where cross-cutting structures were modeled for the higher cut offs, at different directions. NCL, however, considered the variograms too poorly defined to use any direction different than the main ones, which are parallel to the macro structures of the orebody.

All the structures modeled were spherical. The variograms indicate a very high nugget effect and limited ranges, as expected to a deposit with such a coarse gold presence, as Sao Francisco.

HIGH HAZ:

Table 17-13: Variogram parameters HIGH HAZ.

HHAZ	NUGGET	MODEL	C1	R1	R2	R3	C2	R1	R2	R3	C3	R1	R2	R3
IND 1	0.5	SPH	0.3	6	6	6	0.16	45	30	15	0.04	100	50	40
IND 2	0.5	SPH	0.34	5	6	5	0.11	30	35	12	0.05	100	50	25
IND 3	0.56	SPH	0.26	8	8	6	0.13	30	20	15	0.05	100	80	30
IND 4	0.59	SPH	0.3	25	8	12	0.07	70	40	30	0.04	100	60	50
IND 5	0.63	SPH	0.29	35	12	20	0.03	60	40	40	0.05	100	60	50
IND 6	0.71	SPH	0.14	10	10	14	0.1	30	30	20	0.05	100	80	60
IND 7	0.75	SPH	0.1	15	15	6	0.1	30	40	12	0.05	80	60	20
IND 8	0.76	SPH	0.15	20	20	5	0.05	30	30	10	0.04	80	60	20
IND 9	0.76	SPH	0.1	4	20	10	0.08	10	60	20	0.06	30	80	25
IND 10	0.75	SPH	0.1	4	12	3	0.08	20	20	4	0.07	50	30	8

The anisotropy analysis indicated an ellipsoid identical as the one described above. In the same manner, only the low grade indicators were used in this analysis, and the higher grade indicators were modeled in the same direction, which is roughly the main axis of the orebody. Nugget effect is still more accentuated than in the LOW HAZ envelope.

SAPROLITE:

Table 17-14: Variogram parameters Saprolite.

SAP	Nugget	MODEL	C1	R1	R2	R3	C2	R1	R2	R3	C3	R1	R2	R3
IND1	0.40	SPH	0.40	10	8	40	0.10	250	25	50	0.10	400	40	80
IND2	0.45	SPH	0.25	30	10	20	0.15	70	18	35	0.15	250	20	80
IND3	0.42	SPH	0.30	15	5	10	0.18	40	15	25	0.10	100	20	50
IND4	0.42	SPH	0.30	20	5	10	0.20	40	10	15	0.08	60	15	40
IND5	0.60	SPH	0.25	20	5	10	0.10	40	10	20	0.05	60	15	40
IND6	0.75	SPH	0.05	30	5	10	0.15	50	10	25	0.05	60	15	40
IND7	0.80	SPH	0.10	20	5	20	0.08	50	10	40	0.02	90	15	80
IND8	0.80	SPH	0.10	20	10	15	0.08	30	15	20	0.02	60	20	30

Poor structures and high nugget effect is the characteristics of the saprolite zone. Maybe this is function of the lack of mineralization criteria (quart veining, sericite bands, etc) in the definition of the saprolite zone. As described in the item 17.1.5, for this study the single criteria for selecting saprolite samples is to be above the surface limiting Saprolite/PDC regions. In this manner, samples not affected by hydrotermalism may be selected, therefore mixing the populations. Considering that the Saprolite zone is almost depleted, this should not be of importance for the next studies.

17.1.11         Outlier Analysis

No capping was applied on the samples of Sao Francisco. The reason is that high grade results are not considered a sampling error, but an event of low probability to happen: that a gold nugget was caught by the drillhole core. Since they are part of the population (and the probability graphs on figures 3 to 5 in the Appendix V support this) they need to be taken into account when evaluating the deposit. Pittard (2004) discuss this issue, recommending that any value, regardless of the value, should be used in the evaluation, since the gold distribution at São Francisco follows the Poisson distribution.

However, any direct interpolator method (ordinary kriging, IPD, for example) can produce biased results, with very high block grades in the vicinity of one of these high grade samples. The method chosen for this study, Multiple Indicator Kriging, deals well with this effect, because the probability of high grade is divided with the other probabilities, smoothing the grade distribution.

17.1.12         Multiple Indicator Kriging (MIK)

NCL adopted the Multiple Indicator Kriging method to estimate block grades at São Francisco, following GeoSystems implementations in March 2006, August 2004 and 1997, and NCL in March 2007. The reader is referred to the corresponding reports for details. A good paper to understand the theory behind this technique is the Journel (1983), mentioned in the references.

A quick summary of the procedures used in this estimation follows:

•      Choose the indicators which will divide the population of samples in several categories, called classes.

•      Create Indicators for each sample, assigning 0 if the grade is higher than the threshold of that class, 1 otherwise. A number of fields is created: IND 1, IND2 .... IND(n) , being (n) the number of classes chosen.

•      Variograms are modeled for each indicator. Considering the number of classes chosen for this study, 25 populations had their variography modeled.

•      The cdf (cumulative distribution function) is calculated for each indicator. It represents the number, from 0 to 1, which shows the order of occurrence of the threshold of that class in the distribution of grades. For example, if an indicator is precisely the median of the population, the cdf to be used is 0.5.

•      The cdf’ s, the variograms for each indicator and the data are the inputs of the program IK3D, from the package GSLIB. Other parameters informed are the minimum and maximum number of samples, search ellipsoid directions and block model parameters.

•      The IK3D supplies the probability, from 0 to 1, of the result to be below each indicator. To obtain the probability of each class, a simple operation is required:

•      For Class 1 (name of the field: CLASS 1), the probability is equal to IND1

(probability of being below the indicator 1).

•      For Class 2 to Class (n-1), the probability is equal to the difference between the probabilities of the indicators subsequent:

•   CLASS(i)=IND(i)-IND(i- 1)

•      For Class (n), the last class, the probability to be above its threshold is equal to 1 – the probability to be below it:

•   CLASS(n)=1-IND(n)

•      Having the probability of each class, the grade of the block is given by the sum of the product of each class probability and its mean grade, obtained from the

•   Table 17-15, Table17-16 and Table 17-17:

AU=CLASS1 x MEAN_CLASS1 + CLASS2 x MEAN_CLASS2 + ... CLASS(n) x MEAN_CLASS(n)

17.1.13  Multiple Indicator Kriging Plans

The kriging plan implemented for the MIK model is as follow:

a)          Three passes were implemented to estimate each of the three domains.

b)         Table 17-15 shows the details for each domain. The search radii was defined according to resource classification criteria, see discussion below.

c)          For the few blocks estimated outside the LHAZ envelope, a single-pass, ordinary kriging method was applied. A pan directional variogram was modeled:

d)         g(h)= 0.7 + 0.30 Sph (28,28,28)

e)          Effective search range: 20 x 20 x 10 m (X,Y,Z)

f)            The minimum and maximum number of samples required for estimation was the same for all domains and categories: minimum of 3 samples, maximum of 24.

g)         The anisotropic search ellipsoids followed the criteria used for the past estimations, in order, for comparison purposes.

h)         The indicator variograms used were described in the section 17.1.9, and the graphs with experimental points and the model adopted, are depicted in the Appendix V.

Table 17-15: Multiple indicator Kriging parameters.

Estimation Domain	Pass	Rotated X Search (m)	Rotated Y Search (m)	Rotated Z Search (m)	Minimum Nr Composites	Maximum Nr Composites	Along Z	Rotating Angles Along rot X	Along rot Y
HAZ HI	1	80	40	15	3	24	-32	-65	0
	2	160	80	30	3	24	-32	-65	0
	3	240	120	65	3	24	-32	-65	0
HAZ LOW	1	80	40	15	3	24	-32	-65	0
	2	160	80	30	3	24	-32	-65	0
	3	240	120	65	3	24	-32	-65	0
SAP	1	80	40	15	3	24	-32	-65	0
	2	160	80	30	3	24	-32	-65	0
	3	240	120	65	3	24	-32	-65	0
OUT	1	20	20	10	2	12	No Rotation	No Rotation	No Rotation

17.1.14         MINERAL RESOURCES CLASSIFICATION

The classification was made through search ellipsoids. The dimensions of these ellipsoids, for measured resources, were based on the ranges obtained in the initial indicators of each zone, which show better structure. Distances representing around 90% of the variance were chosen for the measured resources, requiring at least three composites for the block to be considered measured. These dimensions were multiplied by two, for indicated resources, and 6.5, for inferred. The table below show the parameters used for all zones. All blocks of the OUT zone were considered inferred.

Table 17-16: Classification parameters.

Estimation Domain	Category	Rotated X Search (m)	Rotated Y Search (m)	Rotated Z Search (m)	Minimum Nr Composites	Along Z	Rotating Angles Along rot X	Along rot Y
HAZ HI	Measured	20	20	10	3	-32	-65	0
	Indicated	40	40	20	3	-32	-65	0
	Inferred	130	130	65	3	-32	-65	0

HAZ LOW	Measured	20	20	10	3	-32	-65	0
	Indicated	40	40	20	3	-32	-65	0
	Inferred	150	150	75	3	-32	-65	0

SAP	Measured	20	20	10	3	-32	-65	0
	Indicated	40	40	20	3	-32	-65	0
	Inferred	130	130	65	3	-32	-65	0

OUT	Inferred	20	20	10	3	—	—	—

17.1.15         Block Model Construction

The block model was constructed in Gemcom, after importing the output files of the IK3D program.

The steps of this construction are as follows:

•    Initially, three files per zone were imported to Gemcom. These are: measured,indicated and Inferred classes, for HIGH, LOW and SAP zones. The field CAT is added at this stage, according to the lookup table below:

Table 17-17: Meaning of the field CAT in the block model.

CAT	MEANING
-	Undefined
1	MEASURED
2	INDICATED
3	INFERRED

•    Three other files per zone are imported to Gemcom. These are: first, second and third passes, for HIGH, LOW and SAP zones. Each model with the mineralized domains is created through the addition of the models imported from IK3D: First pass has precedence over second pass, and the sum of the two models has precedence over the third pass.

•    The OUT model is created, interpolating by ordinary kriging the blocks in the vicinity of the scattered mineralized intercepts that occurs outside the LHAZ envelope. The variogram was described in the previous item.

•    The models imported are added to the waste model: in order of precedence: SAP, HIGH HAZ, LOW HAZ and OUT.

•    The primitive topography is used to separate the blocks of air. They were deleted from the model.

•    The topography at December 2007 is used to separate the blocks using a field called MINED. Blocks above the topography have the field MINED equal 1, and the other blocks have the MINED=0

•    The mineralized envelopes and the saprolite/PDC surface are used to attribute the field ZONE in the block model, as seen in the Table 17-10

•    The surfaces separating the metallurgical zones are used to attribute the field MET, according to the lookup table below:

Table 17-18: Meaning of the field MET in the block model.

MET	MEANING
0	Undefined
1	SAPROLITE
2	PDC
3	FOX 1
4	FOX 2

17.1.16                                                       Model Factoring

17.1.16.1                                             Description of the problem

Several authors (GSI, Pittard, WMG, among others) have pointed out the problem of coarse gold for sampling and resource estimation. Maybe the most incisive author is Pittard (2004) who demonstrated that, using HQ core samples, in the vast majority of times you completely miss the coarse gold, under-estimating the gold content. The reason is that the gold is so concentrated in a few particles that sampling them is a highly improbable event. Clustering of nuggets could make this sampling problem even worst, and this effect was observed a number of times at São Francisco.

In Pittard’s calculations, it would be necessary a 5 ton sample in order to represent reasonably well the gold content of the deposit, considering that the nuggets are clustered. Yamana collected a total of 60 bulk samples, the minor having 8.2 tons and the greater, 2,430 tons. 50 of those samples are distributed from 0 to 150 m of depth, on a shaft dug on the final pit zone. The bulk samples were processed using a gravity concentration system and their gold content was measured by back-calculation, using the grade of the recovered gold and the grade given by the analysis of the rejects. Besides these samples, the production of three months in the year 2006, July to September, was considered as carried out under good control conditions, therefore it could be used to estimate the true gold content of the deposit.

The grade calculated with the bulk samples is consistently higher than the grade given by conventional channel or core sampling. In fact, often it is twice as high, reaching up to five times. This sampling uses a similar amount of material as the HQ core samples (around 8 kg samples), in the case of the trenches, or a pilot drill hole, in the case of the shaft. For illustration, the comparison of the pilot drillhole versus the results of bulk sampling in the shaft is depicted in the figure 33, in the Appendix V (Mineral Resources Update by NCL 2007).

Comparing the block model produced as explained in the previous items with the production of the months of January to December 2007, the gold content obtained is 21% higher than the content estimated by conventional MIK. This comparison is depicted on Table 17-19, on a monthly and quarterly basis. The GLO (Gravity Leach Ore, higher grade material sent to the gravity plant) result is considered of best quality, with results from the Pilot Plant, analyzing the gold recovered and also the rejects.

Table 17-19: Reconciliation: Model not factored x production.

	Plant		NCL
	Months	Quarter	MIK	Factor	MIK	Factor
	Au g/t	Au(g/t)	Au g/t	Au g/t	Au g/t	Au g/t
JANUARY	0.68		0.41	0.55
FEBRUARY	0.63		0.43	0.58
MARCH	0.61	0.64	0.64	0.80	0.49	0.63
APRIL	0.72		0.51	0.65
MAY	0.72		0.74	0.90
JUNE	0.73	0.72	0.89	1.08	0.70	0.87
JULY	0.78		0.52	0.74
AUGUST	0.90		0.55	0.74
SEPTEMBER	0.98	0.89	0.72	0.88	0.59	0.78
OCTOBER	0.72		0.58	0.75
NOVEMBER	0.61		0.46	0.64
DECEMBER	0.54	0.63	0.50	0.65	0.52	0.68
TOTAL	0.73	0.73	0.57	0.73	0.57	0.73

Figure 17-9: Model comparison at a monthly basis

A deposit that consistently produces more gold than anticipated by conventional evaluation is a problem for planning and brings the possibility that economic ore is wasted for not being recognized as such. For these reasons, Yamana requested NCL to design a method of estimation that takes into account the results of the bulk samples and the reconciliation with the production to adjust the estimation in order to improve the reconciliation with the production.

NCL reviewed the proposals made by F. Pittard and the methodology used at the Bendigo Goldfields, before proposing and implementing the methodology here described. Nowadays, Bendigo has abandoned the usage of factors for a methodology based on geological observation. This method should be tested at São Francisco, but for the moment the data and experience available is not sufficient for presenting practical results.

Pittard proposed a method based on the mapping of the hydrothermal alteration and using the plain arithmetic mean of the deposit, separated in three levels. This would be used to calibrate the grade at different geological zones. Since the modeling available is only the high and low hydrothermal envelopes, it was not considered feasible. Nonetheless, it is a valid recommendation, to be tested in the next exercises.

The approach NCL adopted is to factorize the grade of the block model, according to the zone. Only grades below a threshold were adjusted. The reason for factoring only low grades is just for caution; it is here assumed that a higher grade sample would have already collect some of the nuggets occurring at the region the sample represents, while the lower grade sample have a great possibility that the nuggets were missed. The threshold adopted is 2 g/t Au. This number was chosen based on the probability graphs of each population, selecting values which mark a kink in the curve. The graphs used are in the figures 3 and 4 in the Appendix V.

The methodology used is the following:

•                  The bulk samples data was used to calibrate all zones, although most of these samples has been described as part of the HIGH zone. The reason is again caution; if separating only the samples described as HIGH and using it to factorize the HIGH population, the increment would be a minimum twice the original grade. The curve using only HIGH samples is much poor, in terms of structure, and indicating that the amount of samples is not adequate. Since all the bulk samples are included or very near the HIGH envelope, it is adequate to use all the bulk samples to calibrate the HIGH population.

•                  The calibration was carried out using a Percentile-Percentile graph, comparing the bulk samples with all the samples deemed as representative of the HIGH zone. An equation is adjusted to that curve, using the MS-Excel program. The ideal would be a curve at 45° slope, meaning that for each percentile, the grades of the two populations would match. As a strong bias is verified, we need to adjust the estimation using the core samples by means of the given formula:

y = 1.69x + 0.2163

The graph used is in the Figure 17-10.

Figure 17-10: PP Graph, Bulk samples x Core samples HIGH population

17.1.16.2                                             Reductor

In fact, if the equations to factorize both populations were applied in full, the grade of the model, which not factored is 21% lower than the observed by production, would be 48% higher than the production grade. To reach a good reconciliation, a reductor was used for each population. This factor reduces the increase in grade given by the equations. In other words, a factor of zero would not modify the grade, and a factor of 1 would make the greatest increase allowed by the equations.

To adjust this factor, many attempts were made until the model reconciled well against production. The reductor chosen was 29.3%. The reconciliation of this model with production is given in the Table 17-19.

17.1.17                                                       Model Validation

To verify the results of the estimates, a set of checks were made for each area:

•	Visual validation of grades and classification. Comparison with the previous sections and tabulations was extensively used.

•	Comparison between the moving window average grade of composites and kriged values (figures 30 to 32, in the Appendix V).

•	Comparison between the kriging results and the declustered mean (Figure 1, in the Appendix V)

In all tests the models were considered consistent and robust.

17.1.18                                                       Results

The table below depicts the grade/tonnage per cut-off, including the blocks below the resource cutoff.

Table 17-20: Grade/tonnage per cut-off table.

HHAZ

	Measured			Indicated			Measured + Indicated			Inferred
Cut-off	kton	Au g/t	Koz	kton	Au g/t	Koz	kton	Au g/t	Koz	kton	Au g/t	Koz
1.00	7,242	2.16	503	5,318	2.33	399	12,560	2.23	902	1,577	2.34	119
0.90	8,314	2.00	536	5,924	2.19	417	14,238	2.08	953	1,677	2.26	122
0.80	9,851	1.82	578	6,789	2.02	441	16,639	1.90	1,019	1,910	2.08	128
0.70	11,922	1.64	628	7,906	1.84	468	19,828	1.72	1,096	2,253	1.88	136
0.60	14,546	1.46	682	9,261	1.67	496	23,807	1.54	1,178	2,534	1.75	142
0.50	17,809	1.29	740	10,822	1.51	524	28,631	1.37	1,264	2,814	1.63	147
0.40	21,151	1.16	788	12,546	1.36	549	33,696	1.23	1,337	3,134	1.51	152
0.36	22,278	1.12	802	13,071	1.32	555	35,349	1.19	1,357	3,201	1.48	153
0.30	23,686	1.07	817	13,728	1.27	562	37,414	1.15	1,379	3,407	1.41	155
0.25	24,385	1.05	823	14,060	1.25	565	38,444	1.12	1,388	3,490	1.39	156
0.20	24,639	1.04	825	14,179	1.24	566	38,818	1.11	1,391	3,524	1.38	156
0.15	24,695	1.04	825	14,214	1.24	566	38,908	1.11	1,391	3,545	1.37	156
0.00	24,695	1.04	825	14,214	1.24	566	38,908	1.11	1,391	3,545	1.37	156

LHAZ

	Measured			Indicated			Measured + Indicated			Inferred
Cut-off	kton	Au g/t	Koz	kton	Au g/t	Koz	kton	Au g/t	Koz	kton	Au g/t	Koz
1.00	1,462	1.45	68	1,274	1.42	58	2,736	1.44	126	3,329	1.38	148
0.90	1,850	1.35	80	1,620	1.32	69	3,470	1.33	149	3,806	1.33	162
0.80	2,143	1.28	88	2,039	1.22	80	4,182	1.25	168	4,932	1.22	193
0.70	2,660	1.17	100	2,488	1.14	91	5,148	1.16	191	6,397	1.11	228
0.60	3,401	1.06	116	3,518	0.99	112	6,919	1.03	228	8,685	0.99	276
0.50	4,303	0.95	132	4,824	0.87	135	9,127	0.91	267	12,730	0.85	348
0.40	5,475	0.84	148	6,677	0.75	162	12,152	0.79	310	16,000	0.77	395
0.36	6,508	0.77	161	8,216	0.68	180	14,724	0.72	341	19,106	0.70	432
0.30	8,525	0.67	182	11,270	0.59	213	19,795	0.62	395	24,420	0.62	488
0.25	11,582	0.56	209	15,258	0.50	248	26,840	0.53	457	32,637	0.53	561
0.20	15,816	0.47	240	21,154	0.43	290	36,970	0.45	530	44,053	0.45	643
0.15	24,934	0.36	290	30,695	0.35	343	55,629	0.35	632	53,588	0.41	698
0.00	49,201	0.24	386	56,074	0.25	443	105,275	0.25	829	103,143	0.27	888

SAP

	Measured			Indicated			Measured + Indicated			Inferred
Cut-off	kton	Au g/t	Koz	kton	Au g/t	Koz	kton	Au g/t	Koz	kton	Au g/t	Koz
1.00	4	1.15	0	9	1.60	0	13	1.46	1	12	1.17	0
0.90	4	1.14	0	13	1.40	1	17	1.34	1	12	1.17	0
0.80	7	1.02	0	16	1.30	1	22	1.21	1	12	1.17	0
0.70	21	0.82	1	25	1.09	1	46	0.97	1	14	1.13	0
0.60	48	0.73	1	45	0.90	1	93	0.81	2	25	0.90	1
0.50	94	0.64	2	87	0.73	2	181	0.68	4	35	0.81	1
0.40	195	0.54	3	135	0.63	3	330	0.58	6	41	0.75	1
0.36	237	0.52	4	159	0.59	3	397	0.54	7	41	0.75	1
0.30	349	0.46	5	224	0.51	4	573	0.48	9	50	0.68	1
0.25	448	0.42	6	295	0.45	4	743	0.43	10	69	0.57	1
0.20	574	0.37	7	452	0.37	5	1,026	0.37	12	144	0.39	2
0.15	732	0.33	8	544	0.34	6	1,277	0.33	14	222	0.32	2
0.00	944	0.29	9	706	0.29	7	1,650	0.29	15	280	0.28	3

OUT

	Measured			Indicated			Measured + Indicated			Inferred
Cut-off	kton	Au g/t	Koz	kton	Au g/t	Koz	kton	Au g/t	Koz	kton	Au g/t	Koz
1.00	—	—	—	—	—	—	—	—	—	292	2.64	25
0.90	—	—	—	—	—	—	—	—	—	345	2.38	26
0.80	—	—	—	—	—	—	—	—	—	423	2.10	29
0.70	—	—	—	—	—	—	—	—	—	524	1.84	31
0.60	—	—	—	—	—	—	—	—	—	650	1.61	34
0.50	—	—	—	—	—	—	—	—	—	853	1.35	37
0.40	—	—	—	—	—	—	—	—	—	1,294	1.04	43
0.36	—	—	—	—	—	—	—	—	—	1,555	0.93	47
0.30	—	—	—	—	—	—	—	—	—	2,156	0.76	53
0.25	—	—	—	—	—	—	—	—	—	2,771	0.65	58
0.20	—	—	—	—	—	—	—	—	—	3,975	0.52	67
0.15	—	—	—	—	—	—	—	—	—	6,396	0.39	80
0.00	—	—	—	—	—	—	—	—	—	34,810	0.14	159

TOTAL

	Measured			Indicated			Measured + Indicated			Inferred
Cut-off	kton	Au g/t	Koz	kton	Au g/t	Koz	kton	Au g/t	Koz	kton	Au g/t	Koz
1.00	8,708	2.04	572	6,600	2.16	458	15,308	2.09	1,029	5,210	1.74	292
0.90	10,168	1.88	616	7,556	2.00	487	17,725	1.94	1,103	5,840	1.66	311
0.80	12,000	1.73	666	8,844	1.84	522	20,844	1.77	1,188	7,278	1.50	350
0.70	14,603	1.55	729	10,419	1.67	560	25,022	1.60	1,288	9,187	1.34	396
0.60	17,995	1.38	799	12,825	1.48	610	30,820	1.42	1,409	11,894	1.18	453
0.50	22,207	1.22	874	15,733	1.31	661	37,940	1.26	1,535	16,433	1.01	533
0.40	26,821	1.09	940	19,358	1.15	713	46,179	1.11	1,653	20,469	0.90	591
0.36	29,024	1.04	967	21,446	1.07	738	50,470	1.05	1,705	23,904	0.82	633
0.30	32,561	0.96	1,004	25,221	0.96	778	57,782	0.96	1,782	30,033	0.72	697
0.25	36,415	0.89	1,038	29,612	0.86	817	66,027	0.87	1,855	38,966	0.62	776
0.20	41,029	0.81	1,071	35,785	0.75	861	76,814	0.78	1,933	51,697	0.52	868
0.15	50,361	0.69	1,123	45,453	0.63	915	95,814	0.66	2,037	63,751	0.46	936
0.00	74,840	0.51	1,220	70,994	0.44	1,016	145,834	0.48	2,236	141,777	0.26	1,205

Using the adopted cut offs of 0.15 g/t for ROM ore (ore to be sent to the dump leaching plant) and 0.36 g/t Au for MAIN ore (ore to be sent to the gravity plant), the resource table is the following:

Table 17-21: Mineral Resource Table - Sao Francisco (Including Mineral Reserves).

2008 model - Au @ 1200 US$/oz Mine cost 1.3

	Tonnes	Grade	Ounces of Gold
	(000s)	(grams of gold per tonne)	(000s)
Measured Resources
ROM Ore	21,337	0.23	156
Main Ore	29,024	1.04	967
Indicated Resources
ROM Ore	24,006	0.23	176
Main Ore	21,446	1.07	738
Measured and Indicated Resources
ROM Ore	45,344	0.23	332
Main Ore	50,470	1.05	1,705
Total Measured and Indicated Resources	95,814	0.66	2,037
Inferred Resources
ROM Ore	39,847	0.24	304
Main Ore	23,904	0.82	632
Total Inferred Resources	63,751	0.46	936

Figure 17-6: Flowchart showing the Resources Calculation Methodology.

17.2        MINERAL RESERVE ESTIMATES

There have been several mineral resource and mineral reserve estimates completed on the São Francisco Project. This report is an update from 2004 Feasibility Study and NI 43-101 Technical Report, consolidated the results after 2 years of Life of Mine, and previous works from KCA, GSI, IMC and recently NCL, for 2007-2008 update NCL and Yamana Gold Inc are the main responsible institutions for the qualified persons.

Updated mineral resource and mineral reserve estimates were completed in 2008, by the works of NCL (2006-2007) using the GSI report (or Feasibility Study as a main guideline) while YGI updated the mineral reserve estimates. Discussions on the updated mineral resources and reserve estimates are presented in the following sections.

17.2.1     Comments on Mineral Resources Model

For 2007 Mineral Resources model, all the information to 2007 was included (as demonstrated in Section 15) and the geological interpretations for the saprolite, and the high-grade and low-grade alteration envelopes. NCL used Multiple Indicator Kriging (MIK) to update the resources and to classify them as either measured, indicated or inferred per 43-101 guidelines.

The Resource Model Update was completed in February 2008.  The entire description of methodology and results are presented in the Section 15.

Blocks of inferred resources are not taking into account for any optimization purposes.

All the available drill holes information available for the modeling at the moment was included, as well as updated geologic information, an updated geologic model of alteration envelopes.  This report also benefited from information derived from bulk sampling and small-scale production, also from reconciliation studies, which are base for review and improvements.

The Resource Model was built to a high standard, and, by observation of the database, there is sufficient information, and also that sufficient analysis and model validation has been done such that this Resource Model can be used to support a NI 43-101 Technical Report, also the LOM and BUP for Yamana production purposes.

The resource model update included producing an updated geologic model, performing several statistical and geostatistical analyses on the drill hole data, and estimating the Au grade using geostatistical techniques. The main tasks described in this report are:

1.               Initial review of the available information and the project development work to date, including existing reports, prior resource modeling work geology, drill hole information, and metallurgical and other project information. The review did not include detailed revision of the exploration program to date, nor the drilling sampling, and logging procedures used.

2.               Yamana provided the computerized geologic model, which consists of a low-grade alteration (HAZ) envelope, a high-grade HAZ envelope, and a near-surface Saprolite zone. In addition, Yamana provided an updated topographic surface.

3.               Significant statistical and geostatistical analyses were completed, collectively known as Exploratory Data Analysis (EDA); the impact of high-grade outliers was analyzed, as well as the appropriate definition of the composite length for grade estimation. Also, issues such as spatial clustering and the model’s predicted internal dilution, according to a pre-defined Selective Mining Unit.

4.               The definition of the estimation domains was studied in detail by FSS in 2003 and updated in 2006, also in 2007. Yamana developed the geologic model using a simplified version of the same concepts jointly developed in 2003 by Yamana and FSS. NCL accepted the estimation domain definition implicitly given by the geologic model as reasonable, and therefore only did some basic statistical checks on the defined domains.

5.               The spatial continuity analysis (or variography) was completed as required by the MIK estimation method chosen.

6.               The estimation of Au grades for the different domains was done separately, although in some cases “soft” boundaries were allowed. The resulting block model, given the methodology chosen, is a fully diluted resource model (a “recoverable resource model” for the selectivity level envisioned), from which, after pit optimization and mine planning, ore reserves can be directly obtained without introducing any additional factors to account for dilution.

7.               The Resource Model was classified according to NI 43-101 guidelines.

8.               The geologic model and the grade block model were validated using various graphical and statistical checks.

The main deliverable of this modeling effort was the recoverable resource estimate, fully diluted, classified to international standards, and properly validated. Also, recommendations for necessary geology-related work to be done pre-production and production are given in this Report.”

17.2.2                                      Key Findings and Limitations of the Model

Using the adopted cut offs of 0.15 g/t for ROM ore (ore to be sent to the dump leaching plant, or DLO) and 0.36 g/t Au for MAIN ore (ore to be sent to the gravity plant, or GLO), the resource table is the following:

2008 model - Au @ 1200 US$/oz Mine cost 1.3

	Tonnes	Grade	Ounces of Gold
	(000s)	(grams of gold per tonne)	(000s)
Measured Resources
ROM Ore	21,337	0.23	156
Main Ore	29,024	1.04	967
Indicated Resources
ROM Ore	24,006	0.23	176
Main Ore	21,446	1.07	738
Measured and Indicated Resources
ROM Ore	45,344	0.23	332
Main Ore	50,470	1.05	1,705
Total Measured and Indicated Resources	95,814	0.66	2,037
Inferred Resources
ROM Ore	39,847	0.24	304
Main Ore	23,904	0.82	632
Total Inferred Resources	63,751	0.46	936

The key findings of this work and the resulting resource estimates are:

1.               Measure and Indicated Resources considering GLO + DLO are 95,814kt @ 0.66g/t for 2,037koz.

2.               Inferred Resources considering GLO + DLO are 65,751kt @ 0.46g/t for 936koz

3.               These values were obtained considering the actual updated geological modeling considering reasonable economical criteria of extraction which comprises the actual costs and slope angles plus the Gold Price of US$1200 per ounce. The aim of this study is to attribute the ability of extraction of the resources considering a projected gold price considering the actual spot price conditions and projections.

Figure 17-7: Gold Price chart from 2000 to March 2008 (price close to US$1000).

Other important findings of the resource work can be summarized as follows:

1.               The latest infill drilling campaign, completed in 2007, provides drill hole information on 25m sections for most of the deposit, with the exceptions of areas to the extreme north and south, and below the 500m elevation, where few drill holes reach.

2.               This allows for an update of the resource classification, since the drill holes have confirmed the characteristics of the mineralization, and increased the confidence in its continuity along strike and down-dip.

3.              As discussed, the nugget effect (coarse gold effect) in this deposit is very significant. This implies that precise and accurate definition of grades within small volumes is difficult at best, and that a lower-risk bulk-tonnage mining approach makes more sense at the time of production. All the bulk sampling studies and results are incorporated to the results and are represented by the factor, which corrects the grades from MIK in the blocks.

4.              The resource model should not be expected to perform well on a block-by-block basis, although it is deemed adequate for Long-term production. Without consideration of the grade bias of the drill hole samples, the global accuracy of the resource estimate (on a deposit-wide scale) is deemed good and up to industry standards for Production Purposes, since the model behaves as expected for 2006 and 2007 production years.

5.              There are still significant resources delineated below 500m, and some potential for along strike extension of a deeper, higher-grade zone to the south. Potential for resources increase are located in depth, also to the north and the bottom of high grade zone (HGZ), and some mineralization on the borders of that, which can increase the resources potential for new high grade of gravimetric material.

6.              The nature of the mineralization is such that the Quality Control/Quality Assurance program will not likely produce a reasonable assessment of sample precision and accuracy. This is because the coarse gold issue makes the samples much less valid. However, it is always critical to ensure drill hole data quality and reliability, even if a recognizable bias is present. This is true not only for the assay laboratory, but also for the complete data handling and processing steps.

7.              It is noted that the resource model presented here has limitations due to a significant portion of the coarse gold is not being sampled. As discussed throughout this Report, current drill hole spacing is sufficient to capture the overall continuity of the ore zones, but the effectiveness of the MIK method is limited by the high relative nugget effect. GeoSystems suggests that a geostatistical conditional simulation study be completed, with the main objective of better assessing the true project potential.

17.2.3              Upside Potential and Risk Areas

The following are deemed the most important factors for upside potential:

•                  Clearly, the evidence from existing bulk sampling, gathered most in recent months, provide the expectation for a deposit with much higher grade than currently estimated. The factor applied for grades correction try to eliminate the under estimation which in 2006 works properly and 2007 demonstrate some limitations. The factor applied in models for 2008 are under study and demonstrating better correlation in relation to 2007 production, which trends to lead to better results.

•                  The bias between drill holes samples and bulk samples indicates that, for the high-grade zone, the resource model grade might be understating the grades in some amount, which is confirmed by the gravimetric material treated with some extra amount of metal at the end of the first 2 years of production. Besides this fact, also some amount of extra dilution was observed and the real MCF must be object of a detailed study.

•                  For 2006, the factor applied in the blocks to correct the bias is in place and is performing for production purposes in a year period. For 2007 figures, the factor trends to approximate the results with production because the full year of 2007 was used for balance the factor.

•                  The level of information for the low grade material has been increase in the last two years and the reconciliation between mining versus plant was highly positive correlated, demonstrating that, the biases should be less, although it is reasonable to expect similar biases.

•                  The main ore zone has been well delineated. However, down-dip extensions, and locally to the SE, present additional potential for mineralization. There is also the potential for extensions to the NW of the deposit, although it is not likely that these will represent a significant economic impact in the evaluation of the project.”

From a technical standpoint, all geologic risk factors related to resource evaluation are minor compared to the apparent drill hole bias evidenced by the bulk sample.

The factor used to approximate (or correct the bias) is in place and reconciliation of the first two years justify the appropriateness for production, but the constant modeling review and production adjustments are also being worked in parallel to develop the best estimates for production.

As recommended by GSI, a grades simulation study should be the technical solution for reserves sensitivity on the estimation, to study the margin of error, or to attribute a minimum or maximum for production in a year basis, it emphasized below at Conclusions and Recommendations.

17.2.3                                      Recommendations on Mineral Reserves Estimates

The recommendations for mineral resources and mineral reserves confidence improvements would be:

1.               Confirm the grade relationships in space between the bulk samples available, and the new resource model. This may include accessing the shaft and drifts to re-sample specific intervals, looking for a direct correlation between the two. The factor of correlation between bulk and core samples was established and the first two years the production corresponds to the budget with some amount of extra gold, but for further production plans, the factor is still under study.

2.               Develop a conditional simulation study to further analyze the project’s potential, trying to associate uncertainty levels to. The simulation study can incorporate upside potential of Au grades according to the local geologic environment, and so be more effective and representative than a simplistic sensitivity analysis on grade.”

17.2.4                                      Mineral Reserve Declaration

The current mineral reserve estimate is performed by Yamana Gold Inc Professionals using the mineral resources from NCL, as an independent consultant, performed the resources evaluation and modeling during 2006 and 2007.

The ore reserve block model used for the project was developed by NCL Consultants and provided to Yamana personnel. The chapter 15 describes all the methodology and results applied for the estimations.

The methods and results can be compared to the ancient model estimations, which source is the report: “Sao Francisco Gold Project – Resource Model Update”, by Mario Rossi of GSI, dated August 28, 2004, discusses the geology and sampling data, statistics and variography, and modeling methods used to develop the model.

The model was developed using 10m by 10m by 10m high blocks and was rotated 38 degrees to match the preferred orientation of the mineralization.

The model provided from NCL contained the following variables for each block:

•                                          Gold grade in grams per tonne, estimated by multiple indicator kriging.

•                                          The density of each block.

•                                          A class code to distinguish measured, indicated, and inferred resource blocks.

•                                          An alteration code to distinguish PDC, DCP, and Fox1 alteration codes, which largely reflected weathering and oxidation.

•                                          An estimate of the amount of fresh sulfides in blocks.

•                                          A code used in for grade interpolation to distinguish saprolite, high-grade zones, low-grade zones, etc.

Yamana SBMM professionals were responsible to provide the current 2007 topography to the model.

17.2.5                                      Pit and Mining Phase Design

A mine plan was developed for the São Francisco project to process 4 million tonnes of GLO ore per year with a peak total material rate of 25 million tonnes per year. The low grade material for heap leaching or DLO ore is sent directly to the leach pad at a variable rate between 1.5 and 5.0 million tonnes per year.

Flotation on the current production plan will be addressed by exploration, in order to convert inferred mineral resources inside the current open pit design into reserves starting in 2008. This will allow more flexibility for 2009 and forward production years.

The final pit design was based on the $575 per ounce gold floating cone with 58 degree overall slopes angles below the 730 bench and 53 degree overall slope angles above the 730 bench. Table 17-22 shows the key open pit design parameters.

Table 17-22: Open Pit Design Parameters.

Haul Road Width	15 m
Haul Road Grade	8%
Mining Bench Height	10 m
Stacked Bench Height with 3 Benches Stacked	30 m
Nominal Minimum Mining Phase Width	100m
Inter-ramp Slope Angles:
Below 730 bench	58º
Above 730 bench	53º
Top 10 meters	43[o]

Table 17-23 summarizes the base case economic parameters used for floating cones analysis and mine design.

Table 17-23: Current Operations Base Case Floating Cone Parameters.

Description	GLO	DLO
Mining Cost Per Total Tonne	$1.30	$1.30
Processing DLO and G&A Per Ore Tonne	$2.21	$1.61
Processing GLO and G&A Per Ore Tonne	$2.96	$1.61
Process Recovery	83%	77%
Gold Refining, Transport, Insurance Per Ounce	$6.87	$6.87
Gold Royalty (% of Gross Revenue)	1%	1%
Gold Price Per Troy Ounce	$575	$575
Breakeven Cutoff Grade ($575 Gold Price)	>= 0.45g/t	>=0.15g/t to <0.45g/t
Internal Cutoff Grade ($575 Gold Price)	>=0.45g/t	>=0.15g/t to <0.45g/t

17.2.6                                      Mine Production Schedule

A mine production schedule was developed to show the ore tonnes, metal grades, total material, and waste material by year throughout the life of the mine. The distribution of ore and waste contained in each of the mining phases was used to develop the schedule, assuring that criteria such as continuous ore exposure, mining accessibility, and consistent material movements were met.

Required annual ore tonnes and user specified annual total material movements are provided to the algorithm, which then calculates the annual cutoff grades for a maximum NPV schedule. The Lech-Grossman economics were used for the economic evaluation. The optimizations were made also considering Gold Prices of US$575 per ounce (as the official mineral resources parameters from Yamana Gold Inc.) and prices of US$750, and US$1000 for sensitivity analysis.

The current life of mine plan is based on the rates over benches of material (GLO, DLO and waste) and a very significant difference of material in the years further after 2010 can be observed. This happens because all the inferred material inside this pit was not considered for optimization. The trend for 2010 is to have this material converted into reserves and them, to have more constant production ratios.

17.2.7                                      Mineral Reserve Results

The total Mineral Reserve, classified in Proven and Probable categories is presented in the table 17-24. Mining production schedule for São Francisco Mine is presented in the table 17-25.

Table 17-24: Mineral Reserve Estimates.

São Francisco Mineral Reserves at December 31st, 2007*

	Proven			Probable			Total
	Tonnes (kt)	Au(g/t)	Au(koz)	Tonnes (kt)	Au(g/t)	Au(koz)	Tonnes (kt)	Au(g/t)	Au(koz)
DLO	11,323	0.28	102	5,962	0.27	52	17,285	0.28	154
GLO	17,955	1.21	696	8,026	1.41	365	25,981	1.27	1,061
Total	29,278	0.85	798	13,988	0.93	417	43,266	0.87	1,215

*Mineral Resources Model estimated by NCL applying MIK technique

*Gold Price of US$575/oz, Topography surface of End of December, 2007

*NPV Optimizations and Pit Designs by Yamana Technical Staff

17.2.8                                      Mineral Reserve Details

Condition of information for this reserve is demonstrated by the Figure.17-8 demonstrating the high density of data for the evaluations.

Figure 17-8: Drill holes and current pit optimization for US$575 Gold Price.

Table 17-25: Mine Production Schedule.

São Francisco Mine Production Plane at December 31st, 2007*

	GLO				DLO				WASTE	GLO+DLO	Au Delivered to the Plant
YEAR	Tonnes (t)	Au g/t	Au (g)	Au(oz)	Tonnes (t)	Au g/t	Au (g)	Au(oz)	Tonnes (t)	Tonnes (t)	Au(oz)	Stripping Ratio
2008	3,166,713	0.86	2,722,291	87,524	5,059,126	0.26	1,331,954	42,823	13,967,996	8,225,839	130,347	1.7
2009	3,340,840	0.86	2,887,040	92,820	3,235,070	0.30	961,585	30,916	16,707,653	6,575,910	123,736	2.5
2010	3,646,334	0.95	3,450,094	110,923	1,872,439	0.30	567,511	18,246	15,823,552	5,518,773	129,169	2.9
2011	3,483,159	0.90	3,142,077	101,020	1,466,156	0.30	439,169	14,120	11,187,391	4,949,315	115,140	2.3
2012	3,609,831	1.04	3,763,267	120,992	1,990,350	0.29	582,969	18,743	7,250,522	5,600,181	139,735	1.3
2013	4,092,458	1.37	5,602,534	180,126	2,277,846	0.26	593,145	19,070	2,729,253	6,370,303	199,196	0.4
2014	3,844,941	2.36	9,088,242	292,194	1,383,774	0.22	301,576	9,696		5,228,715	301,889	0.0
2015	797,037	2.95	2,350,347	75,565						797,037	75,565	0.0
TOTAL	25,981,313	1.27	33,005,890	1,061,163	17,284,761	0.28	4,777,910	153,613	67,666,367	43,266,074	1,214,776	1.6

*These figures will change materially when the inferred resources not counted for the optimizations are converted.

*The years 2013, 2014 and 2015 are the main benches affected by this effect (with the major discrepancies in ounces due to grades).

*The main target of 115koz to 140koz is achieved for 5 years from the 8 years remaining.

17.2.9              Reconciliation in 2007

The reconciliation of GLO is exposed in the table 17-26. The data is comparing the mined material for Long and Short Terms (or the long and short terms assumptions for mining) and MCF’s or mining call factors are measuring the performance of the models against the plant.

The DLO reconciliation is exposed in the table 17-27 and demonstrates the performance for this material.

Table 17-26: GLO reconciliation of models (long and short terms) and MCF’s with metallurgical plant results.

GLO (Topography)	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	TOTAL

Mined Long Term
Ton (dmt)	300,974	278,146	30,1897	254,324	233,474	196,510	264,483	314,361	252,442	268,955	217,724	246,738	3,130,028
Grade (g/t)	0.52	0.49	0.83	0.65	1.16	1.19	0.74	0.76	0.99	0.89	0.66	0.68	0.78
Au (oz)	5,032	4,382	8,056	5,315	8,700	7,506	6,292	7,691	8,035	7,696	4,613	5,394	78,712

Mined Short Term
Ton (dmt)	300,974	278,146	301,897	254,324	233,474	196,510	264,483	314,361	252,442	268,955	217,724	246,738	3,130,028
Grade (g/t)	0.85	0.72	0.90	0.72	0.73	0.73	0.84	1.01	1.22	0.99	0.85	0.74	0.86
Au (os)	8,225	6,439	8,736	5,857	5,480	4,612	7,143	10,208	9,902	8,561	5,950	5,870	86,981

Sotck Pile

Stock Pile
Ton (dmt)	6,536	6,060	4,848	10,268	13,263	817	5,900	24,272	19,725	6,902	648	4,000	103,239
Grade(g/t)	0.63	1.10	0.94	1.03	0.96	1.53	1.43	1.12	0.95	0.74	0.84	0.74	1.00
Au (oz)	132	214	147	340	409	40	271	874	602	164	17	95	3,307

Mined Jig/Crush Ore (Tecmine)

Ore Crushed
Ton (dmt)	289,683	229,203	319,977	286,173	234,986	196,510	247,613	293,854	255,016	202,265	254,179	241,968	3,051,425
% Diference Tecmine x Topography	-4%	-21%	21%	18%	16%	0%	-7%	-7%	1%	-25%	17%	-2%	1%

Gravity Plant

Gravity Plant Feed
Ton (dmt)	300,028	228,508	254,161	226,262	226,262	203,137	259,400	325,314	251,139	220,227	246,511	206,379	2,947,328
Grade (g/t)	0.68	0.63	0.61	0.72	0.72	0.73	0.78	0.90	0.98	0.72	0.61	0.54	0.73
Au (oz)	6,559	4,628	4,985	5,238	5,238	4,768	6,505	9,413	7,913	5,098	4,835	3,596	68,775

Jig/Crush Ore Mine Call Factor

MCF Long Term Block Model (%)	122%	108%	61%	102%	61%	61%	107%	129%	100%	64%	96%	62%	89%
MCF Short Term Block Model (%)	77%	72%	57%	89%	96%	103%	91%	96%	81%	58%	76%	58%	79%

Table 17-27: DLO reconciliation of models (long and short terms) and MCF’s with metallurgical plant results.

Mined Dump Leach Ore (Topography)	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	TOTAL

Mined Long Term
Ton (dmt)	282,916	267,809	405,049	397,130	489,502	362,305	415,939	395,764	376,221	354,453	285,340	374,062	4,406,490
Grade (g/t)	0.39	0.32	0.50	0.78	0.51	0.80	0.67	0.56	0.54	0.44	0.86	0.33	0.56
Au (oz)	3,547	2,755	6,511	9,959	8,042	9,365	8,999	7,087	6,531	5,014	7,908	3,969	73,686

Mined Short Term
Ton (dmt)	282,916	267,809	405,049	397,130	489,502	362,305	415,939	395,764	376,221	354,453	285,340	374,062	4,406,490
Grade (g/t)	0.24	0.42	0.42	0.48	0.39	0.53	0.47	0.44	0.34	0.36	0.42	0.38	0.41
Au (oz)	2,183	3,616	5,469	6,128	6,137	6,173	6,285	5,598	4,112	4,102	3,853	4,570	58,228

Mined Dump Leach Ore (Tecmine)

Dump Leach Ore
Ton (dmt)	322,302	356,886	439,509	443,637	468,258	362,305	400,509	422,788	343,132	430,290	335,575	326,774	3,392,777
% Diference Tecmine x Topography	12%	25%	8%	10%	-5%	0%	-4%	6%	-10%	18%	15%	-14%	5%

Leach Plant

Dump Leach Process
Ton (dmt)	282,916	296,178	364,451	409,229	521,855	362,305	415,939	395,764	381,139	522,982	274,667	341,639	4,569,064
Grade (g/t)	0.39	0.37	0.42	0.48	0.39	0.53	0.47	0.44	0.49	0.43	0.41	0.38	0.44
Au (oz)	3,547	3,523	4,921	6,315	6,543	6,173	6,285	5,598	6,004	7,230	3,620	4,174	63,934

Dump Leach Ore Mine Call Factor

MCF Grade [Long Term Block Model] (%)	100%	116%	84%	62%	76%	66%	70%	79%	91%	98%	48%	115%	84%
MCF Grade [Short Term Block Model] (%)	163%	88%	100%	100%	100%	100%	100%	100%	144%	119%	98%	100%	109%

17.2.10                                                       Sensitivity Analysis to the Gold Price

Several optimizations were run to different Gold Prices, to measure the impact or the increase in ounces for the project, and in other hand the impact on average grades and tonnage. Studies demonstrate potential for reserves increase with Gold Price increments. Figure 22-2 demonstrate the impact on Gold quantities in ounces versus Gold Price, and

Figure 17-9: Gold in ounces versus Gold Price.

18.         OTHER RELEVANT DATA AND INFORMATION

Sao Francisco is a Production Property, as defined in the NI 43.101. For the purpose of the NCL consultancy work, the scope of the work is only in regards to the Mineral Resource Update, therefore other aspects necessary to evaluate the financial health of the business are not treated in the mineral resources chapters.

The chapter 17 brings a complete mineral reserve estimation and chapter 22 will delineate all the economic analysis for the property in production.

19.         INTERPRETATIONS AND CONCLUSIONS

A mineral resource estimate has been completed for the Sao Francisco gold deposit. To accomplish that, initially a block model has been constructed using a conventional technique, similar to the previous evaluations: the Multiple Indicator Kriging, MIK.

The previous model, from December 2006, was also performed and factored by NCL, improving the reconciliation to an average of 90% of the ounces obtained at the plant.

São Francisco has a significant fraction of its reserve in nuggets greater than 1 mm, and the problem related to sampling a coarse gold deposit has been highlighted for many authors. It is remarkable the increase in grade when using bulk sampling, comparing to core samples. This can be explained by the low probability of intercepting a nugget with a small sample.

To correct the model in order that reconciliation improves is a challenge, in a Poisson distribution. At the request of Yamana, NCL developed and implemented a procedure that factorized the grades, resulting in a model that reconciled perfectly with production. It is possible that at different positions of the deposit the factoring, at the parameters used today, would not work well. But it is likely that the parameters used today are conservative, the difference in grade observed with the bulk samples warrant higher possibility of a richer deposit than predicted in the resources model than the opposite

Yamana Gold Inc. performed the mineral reserves estimates and production schedules using the NCL consultants MIK model, methodology applied since 2003, which updates from the same consultant since 2006.

Several references for this work are in place, and condensed mainly at the feasibility study and mineral resources reports from 2003 to 2005 by Geosystems, 2006 to 2007 by NCL.

Various Qualified Persons (from KCA, GSI, IMC, WGM and Mel Klohn, Geological Consultant) have completed site visits and reviewed data supplied by SEDM over the last several years. A Feasibility Study was completed by KCA and the results from this Study show that the São Francisco Project can be mined by open pit methods and the ore processed by a combination of gravity concentration and heap leaching at a profit. There is also potential to find additional gold mineralization in the area.

In 2007, with Mineral Resources Evaluated by NCL Consultants, Mineral Reserves Gold are 43,266kt of ore @ 0.87g/t for 1,215koz (1.215 million of ounces), from this quantity, GLO comprises 25,981kt @ 1.27g/t for 1,061koz (or 1,061 million of ounces) and DLO comprises 17,285kt @ 0.28g/t for 154koz (or 0.1540 million of ounces).

An economic analysis of the São Francisco Project was prepared. Based on the results of this economic analysis, the Project can be operated at a profit.

20.          RECOMMENDATIONS

Using the recommendations made by the previous authors and also the experience of the exploration team and NCL we conclude that the two more important recommendations are:

For mineral resources enhancement, recommendations are:

1.               Enhance the campaign of bulk sampling. It is possible that the new RC drill machine due to commission solve the problem of sampling, but we believe more on a campaign of bulk samples as detailed by Pittard (2004) would be beneficial to the mine. Metallurgical drill holes at 5” could also demonstrate that the difference in grade between bulk samples and core samples persists at depth. The shaft demonstrated that, but since it is a single point, maybe it would not be representative of the whole deposit.

2.               Use more geology to estimate the gold content, especially density of quartz veins and presence of sulphide. Not only the grade that should be taken into account in the decision to send a block to waste or to process, but principally geology.

Recommendations for the reserves are:

1.              Develop a conditional simulation study to further analyze the project’s potential. The simulation study can incorporate upside potential of Au grades according to the local geologic environment, and so be more effective and representative than a simplistic sensitivity analysis on grade instead of factors.

2.              Investigate more about the current reconciliation figures.

3.              Try to understand better the geological relationships for the coarse gold and the host rocks, identifying or quantifying the veins per area or volume unities.

4.              Investigate the geological controls and how to incorporate this on the long term evaluations.

21.0        REFERENCES

BK Exploration Associates: Technical Report on Mineral Resource Estimate, Yamana Gold Inc., Ernesto Gold Project, Mato Grosso State, Brazil, Internal Report to Yamana Gold Inc., June 2005.

Deustch, C.V., and Journel, A.G., GSLIB: A Geostatistical Software Library and User’s Guide, Oxford University Press, New York, 340p., plus CD-ROM, 1997.

GeoSystems International, Resource Evaluation Interim Report, São Francisco Gold Project, Internal Report to Echo Bay Management Co., January 10th, 1997.

GeoSystems International, Resource Evaluation Report, São Francisco Gold Project, Internal Report to Echo Bay Management Co., March 7th , 1997.

GeoSystems International, Resource Model Update, São Francisco Gold Project, Internal Report to Yamana Gold Inc., August 24th, 2004.

GeoSystems International, Resource Model Update, São Francisco Gold Project, Internal Report to Yamana Gold Inc., March, 2006.

G F Johansen and P R Stephenson,  Estimating and reporting reserves and resources in the Bendigo goldfield, 1999

G F Johansen , A Solution to Grade Estimation in a High Nugget Environment The Bendigo Experience, PACRIM, September 2004

Isaaks, E,H., and Srivastava, R.M.,  An Introduction to Applied Geostatistics, Oxford University Press, 561p, 1989.

Journel, A.G., and Huijbregts, Ch.J.,  Mining Geostatistics, Academic Press, 600p, 1978.

Journel, A.G.,  Non-parametric Estimation of Spatial Distributions, Mathematical Geology, Vol. 15, No. 3, pp. 445-468, 1983.

Pitard, F.F., Review of Sampling Systems and Sampling at the Yamana Gold Inc. Operations in Brazil, An Internal Report to Yamana Gold Inc., March 12, 2004.

Pitard, F.F., Review of sampling systems, sampling, practices, and laboratory practices at the Yamana Gold Inc. Operations, Internal Report to Yamana Gold Inc., April 2005

Watts, Griffiths, and McOuat Limited, A Preliminary Feasibility Study of the Santa Elina Gold Project, Composed of the São Francisco, São Vicente, and Fazenda Nova / Lavrinha Properties in Brazil, for Santa Elina Mines Corporation, July 4, 2003, Toronto.

S C Dominy and G F Johansen,  Reducing Grade Uncertainty in High-Nugget Effect Gold Veins — Application of Geological and Geochemical Proxies, PACRIM, September 2004

NCL Brasil Ltda, Mineral Resource Model Update for Sao Francisco Mine, Mato Grosso, Brazil, as at December 31st, 2006- Internal Report to Yamana, March, 2007

22.0                        ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

22.1                        ECONOMIC VALUATION

The economic valuation of the project was performed considering the current ore reserves, current costs and optimization parameters that drive to this reserves evaluation. The economic model is built considering the same economic assumptions of all the other Yamana properties using a methodology developed for this end. Table 22-1 demonstrates the Gold Produced by the two treatment circuits and Table 22-2 all the NET incomes after taxes and main assumptions such as Gold Prices. Table 22-3 demonstrates the Cash Flow Statement and the NPV after discount rates of 5% and 7.5%.

Final economic results using these assumptions demonstrate for a NPV discount rate of 5% the value of US$288.2 Million, and for the discount rate of 7.5%, the value of US$257.6 Million.

Table 22-1: Gold Produced by the GLO and DLO metallurgical treatment circuits.

MAIN ORE		2008	2009	2010	2011	2012	2013	2014	2015

K Tonnes mined	25,978	3,167	3,340	3,646	3,483	3,609	4,092	3,844	797
Head Grade Mined q/t	1.27	0.86	0.86	0.95	0.90	1.04	1.37	2.36	2.95

K Tonnes added	32,109
Grade of Added Ore q/t	0.76

P&P K Tonnes-Ending
P, P&P Grade-Ending q/t
Contained ounces - Ending

Recovery Rate (including dilution)		77.0%	77.0%	77.0%	77.0%	77.0%	77.0%	77.0%	77.0%

PRODUCTION KOZ	816	67	71	86	78	93	139	225	58

DUMP LEACH ORE

K Tonnes mined	17,282	5,059	3.235	1,872	1,466	1,990	2,277	1,383
Head Grade Mined q/t	0.28	0.26	0.30	0.30	0.30	0.29	0.26	0.22

K Tonnes added	57,366
Grade of Added Ore q/t	0.23

Recovery Rate (including dilution)		74.0%	74.0%	74.0%	74.0%	74.0%	74.0%	74.0%	0.0%

PRODUCTION KOZ	113	31	23	13	10	14	14	7	—

Total Ore - K Tonnes mined	43,260	8,226	6,575	5,518	4,949	5,599	6,369	5,227	797
Throughput TPD	N.A.	22,536	18,014	15,118	13,559	15,340	17,449	14,321	2,184

Gold - MainOre KOZ	816	67	71	86	78	93	139	225	58
Gold - Dump Leach Ore KOZ	113	31	23	13	10	14	14	7	—
Total Gold Production KOZ	930	99	94	99	88	107	153	232	58
Waste 000’t		13,968	16,708	15,824	11,187	7,251	2,729

Table 22-2: Net earnings and all the main assumptions for the economic results.

Income Statement	Total	2008	2009	2010	2011	2012	2013	2014	2015

Gold Price US $/OZ	N/A	950.00	900.00	850.00	850.00	850.00	850.00	850.00	850.00
Production KOZ	930	99	94	99	88	107	153	232	58
Total Revenue	804,771	93,778	84,779	84,243	74,856	90,651	129,338	197,049	49,477

(-) Transport, Insurance, Refining	6,387	678	647	681	605	733	1,050	1,593	400
(-) NSR Royalty - 1	8,048	938	848	842	749	907	1,299	1,970	495
(-) Other Royalty - 2	—	—	—	—	—	—	—	—	—

Net Revenue	790,337	92,162	83,284	82,719	73,503	89,012	127,589	193,485	48,582

Mining Expense	144,204	28,852	30,267	27,744	20,977	16,704	11,828	6,795	1,036
Milling Expense - Main Ore	76,894	9,373	9,886	10,792	10,310	10,683	12,112	11,378	2,359
Milling Expense - Dump Leach Ore	27,824	8,145	5,208	3,014	2,360	3,204	3,666	2,227	—
Minesite G&A Expense	—

Total Mining Costs	248,922	46,370	45,362	41,550	33,647	30,591	27,606	20,400	3,395

(-) Exploration Expense KUS $	—	—	—	—	—	—	—	—	—
Cash Cost per Ounce	268	470	482	419	382	287	181	88	58
Cash Cost per Ounce - Including Royalty	276	479	491	428	391	295	189	96	67

Total Gross Margin KUS$	541,415	45,792	37,922	41,169	39,856	58,421	99,983	173,085	45,187

Interest on Reclamation & Closure [non-cash	1,192	177	127	127	127	127	127	127	127
Misc Budget Adjustments/Expenses (cash)	164	164	—	—	—	—	—	—	—
Minesite - Other Costs/SP Overhead	3,152	684	752	858	858	—	—	—	—

EBITDA	536,906	44,768	37,043	40,184	38,871	58,294	99,856	172,958	45,187
Depreciation & Amortization	128,697	10,396	11,249	12,987	11,887	14,784	21,881	34,781	10,733

EBIT	408,209	34,372	25,794	27,197	26,983	43,511	77,975	138,178	34,454
Non-Cash Budget Adjustments	453	453	—	—	—	—	—	—	—
Interest/Other Budget Adjustments - Cash	—	—	—	—	—	—	—	—	—

EBT	408,209	34,372	25,794	27,197	26,983	43,511	77,975	138,178	34,454
Cash Taxes	138,093	11,037	7,884	9,998	9,174	14,794	26,511	46,980	11,714

Net Earnings	270,116	23,335	17,910	17,199	17,809	28,717	51,463	91,197	22,739

Table 22-3: Cash flow statement and NPV after 5% and 7.5% Discount rates.

Cash Flow Statement	Total	2008	2009	2010	2011	2012	2013	2014	2015	2016

Net Earnings	270,116	23,335	17,910	17,199	17,809	28,717	51,463	91,197	22,739	—
(+) Depreciation & Amortization	128,697	10,396	11,249	12,987	11,887	14,784	21,881	34,781	10,733	—
(+) Non Cash Budget Expenses	1,646	630	127	127	127	127	127	127	127	127

Operating Cash Flow	400,459	34,360	29,286	30,313	29,823	43,628	73,471	126,105	33,599	127

Principal Debt Repayments	—	—	—	—	—	—	—	—	—	—
Capex	32,794	11,716	8,566	2,512	2,000	2,000	2,000	2,000	2,000	—
Miscellaneous Capex/Environmental	1,771	885	885	—	—	—	—	—	—	—
Salvage and Severance	—	—	—	—	—	—	—	—	—	—

Net Free Cash Flow	365,894	21,759	19,835	27,801	27,823	41,628	71,471	124,105	31,599	127

Cash Flow available for debt service	244,099	14,506	13,223	18,534	18,549	27,752	47,647	82,737	21,066	85

Cumulative Net Free Cash Flow	365,894	21,759	41,594	69,395	97,218	138,845	210,317	334,422	366,021	366,148

	Discount Rate
	5.0%	288,182
NPV (mid year discounting) KUS$	7.5%	257,664

23.0                        CERTIFICATE OF THE AUTORS

23.1                        MINERAL RESORUCES CERTIFICATE OF THE AUTOR

As the author of this report on Sao Francisco Mine, pertaining to Yamana Gold Inc, I, Rodrigo Mello do hereby certify that:

I am employed by, and carried out this assignment for,

NCL Brasil Ltda

Alameda da Serra 500/315 Vale do Sereno

Nova Lima, MG

34000-000

Tel: 5531-32866126

1.                         I hold the following academic qualifications:

B.Sc. (Geology)	Minas Gerais University 1985
Specialization (Computing)	Goiás Catholic University 1999
In progress: MSe (Engineering)	Witwatersrand University 2000

3.               I am a registered Geologist with the Regional Council of Engineering, Minas Gerais; as well, I am a member in good standing of some other technical associations and societies, including the Australasian Institute of Mining and Metallurgy (MAusIMM 209332).

4.               I have worked as a geologist and project manager in the minerals industry for 22 years.

5.               I am familiar with NI 43-101 and, by reason of education, experience and professional registration, I fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes 9 years as a exploration geologist/manager working in archean and tertiary environments, 9 years as a mineral resource analyst working in the evaluation of gold, copper, zinc, nickel and silver deposits, and 3 years working in project management of a gold open pit mine, dealing with all aspects of mine planning and plant construction.

6.               I am responsible for the preparation of parts of this technical report titled “Mineral Resource Model Update for Sao Francisco Mine, Mato Grosso, Brazil, as at December 31st, 2007”, and dated February, 2008, being responsible for the sections 13, 14 and 17.1, and having participated in the sections 1, 19 and 20. I visited the São Francisco Mine before starting this work, on November, 8th to 9th, 2007.

7.               I am not aware of any material fact, or change in reported information, in connection with the subject properties, not reported or considered by me, the omission of which makes this report misleading.

8.               I am independent of the parties involved in the transaction for which this report is required, other than providing consulting services.

9.               I have read NI 43-101 and, the Technical Report and I hereby certify that the Technical Report has been prepared in accordance with NI 43-101 and meets the form requirements of Form 43-101 F1.

Dated this 15th day of February, 2008

Rodrigo de Brito Mello

23.2                        MINERAL RESERVES CERTIFICATE OF THE AUTOR

As the author of this report on Sao Francisco Mine, pertaining to Yamana Gold Inc, I, Renato Aurélio Petter do hereby certify that:

I am a Mining Engineer with Yamana Gold Inc, in the current position of Technical Services Director, current business address at:

Rua Funchal, 411 -

04551-060 - São Paulo - Brazil

Tel: 55.11.2163 8304

Fax: 55.11.2163 8311

I am a graduate of Rio Grande do Sul Federal University in Brasil, (BSc Mining Engineer, 1983, MBA Finance EPGE – FGV, 2005-2006, Post Graduation Economic Analysis of Mining Projects, Ecole des Mines de Paris, 1999-2000.

I am a member in good standing of CANADIAN INSTITUTE OF MINING METALLURGY AND PETROLEUM number 141768 and MAusiMM number 209012 AUSTRALASIAN INSTITUTE OF MININGE AND METALURGY.

I have practiced my profession continuously since graduation.

I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that, by reason of my education, affiliation with a professional association, as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a “qualified person” for the purpose of NI 43-101.

My relevant experience with respect to gold mining companies Anglo American South America, Cerro Vanguardia S. A. In Argentina, Anglogold Brasil, Morro Velho.

I am responsible for the preparation of Sections of Mining and Metallurgy, Economic Valuation as well of this technical report entitled São Francisco Mine – Serra da Borda Mineração e Metalurgia – SBMM – NI 43-101 Technical Report. Main items of responsibility are 1 to 5, 16, 17.2 to 17.10, 22 and 23.2, also in conjunction with NCL as mineral resources Qualified Persons at 18, 19, 20, 21.

I have no prior involvement with Property that is the subject of the Technical Report.

As of the date of this certificate, to my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

I am not independent of the issuer as defined by Section 1.4 of the instrument as I am employed by Yamana Gold Inc.

I have read the National Instrument 43-101 and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

Signed and Date this 15th March, 2008 at São Paulo, Brazil,

Renato Aurélio Petter
Technical Services Director Yamana Gold Inc.